As filed with the Securities and Exchange Commission on November 9, 2005
Registration No. 333-126233

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________
FORM SB-2/A
Amendment No. 2 to
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
__________________
Circuit Research Labs, Inc.
(Name of Small Business Issuer in Its Charter)

Arizona (State or Other Jurisdiction of Incorporation or Organization)	3663 (Primary Standard Industrial Classification Code Number)	86-0344671 (I.R.S. Employer Identification No.)
1302 W. Drivers Way
Tempe, Arizona 85284
(480) 403-8300
(Address and Telephone Number of Principal Executive Offices)

1302 W. Drivers Way
Tempe, Arizona 85284
(Address of Principal Place of Business)

C. Jayson Brentlinger
President and Chief Executive Officer
1302 W. Drivers Way
Tempe, Arizona 85284
(480) 403-8300
(Name, Address and Telephone Number of Agent for Service)

with copies to:

Joseph P. Richardson Michael R. McCoy Bryan Cave LLP Two North Central Avenue, Suite 2200 Phoenix, Arizona 85004 (602) 364-7000	John L. Hay Gust Rosenfeld 201 E. Washington, Suite 800 Phoenix, Arizona 85004 (602) 257-7422
          Approximate Date of Commencement of Proposed Sale to the Public: From time to time after the effective date of this Registration Statement as the selling shareholder shall determine.
          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
          If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to Completion, Dated November 9, 2005

Circuit Research Labs, Inc.
1,250,000 Shares of Common Stock
We have prepared this prospectus to allow Dialog4 Systems Engineering GmbH, the selling shareholder, to sell an aggregate of 1,250,000 shares of our common stock, $.10 par value per share. We are not selling any securities in this offering and therefore, will not receive any proceeds in this offering.
The selling shareholder will sell the shares from time to time in the open market on the OTC Bulletin Board, in privately negotiated transactions or a combination of these methods, at market prices prevailing at the time of the sale or at privately negotiated prices. We will pay all expenses of registration incurred in connection with this offering, but the selling shareholder will pay all of its selling commission, brokerage fees and related expenses.
Our common stock is traded on the OTC Bulletin Board under the symbol “CRLI.” On November 4, 2005, the last sale price of our common stock as reported by the OTC Bulletin Board was $1.75 per share.

Investing in our common stock involves a high degree of risk. For a discussion of some of the risks involved, refer to the information set forth under the heading “Risk Factors” beginning on page 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is _________, 2005

PROSPECTUS SUMMARY
          The following summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. Before making an investment decision, you should carefully read the entire prospectus, including the “Risk Factors” beginning on page 3 and the financial statements and related notes beginning on page F-1.
Circuit Research Labs, Inc.
          We develop, manufacture and market high-quality electronic audio processing, transmission encoding and noise reduction equipment for the worldwide radio, television, cable, Internet and professional audio markets. Our main product lines control the audio quality and range of radio, television, cable and Internet audio reception and allow radio and television stations to broadcast in mono and stereo. We operate through two offices, our Orban office and our CRL office, and we generally refer to our company on the whole as “CRL.” Our Orban office, which is currently located in San Leandro, California, manufactures and markets audio processing equipment, primarily using digital technology, under the Orban, Optimod, Audicy and Opticodec brand names. Our CRL office also manufactures and markets audio processing equipment, primarily using analog technology, under the CRL, Millennium, TVS and Amigo brand names. We believe that both offices are associated within the industry with innovative and quality broadcast equipment solutions.
          We were founded in 1974 as a broadcast industry consulting company. Building upon our understanding of the broadcast industry’s needs, we expanded into product development and manufacturing and were incorporated in Arizona in March 1978. Since the introduction of our first product, which was designed to improve the “coverage and quality” of AM radio stations, we have been committed to improving broadcast quality. We were a major participant in the National Radio Systems Committee (NRSC), which developed the standards for AM radio stations that were adopted by the Federal Communications Commission (FCC). Since 1987, we have developed and produced equipment enabling AM radio stations to meet certain NRSC standards, and we believe that we are a market leader in the manufacture of AM radio signal processing equipment. We are a member of the National Association of Broadcasters (NAB). The NAB is the world’s largest broadcasters’ association, offering a wide variety of services to radio and television stations as well as organizations that provide products and/or services to the broadcast industry.
          We recently restructured our debt obligation to Harman International Industries, Inc. and its subsidiary Harman Pro North America, Inc. (Harman) and settled ongoing litigation with Dialog4 System Engineering, GmbH (Dialog4). We believe these actions will allow us to focus on our core competencies and growth. For a complete discussion on the restructuring of our debt obligation with Harman and the settlement with Dialog4, see “MANAGEMENT’S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS – Recent Developments” on page 9.
          In order to coordinate our U.S. based manufacturing, beginning in November 2005, we plan to move some personal from our Orban office to our office in Tempe, Arizona. We expect this consolidation to be completed by the end of June 2006.
          The address of our principal office is 1302 W. Drivers Way, Tempe, Arizona 85284 and our telephone number is (480) 403-8300. Our web address is www.crlsystems.com. We do not intend the information on our website to constitute part of this prospectus and registration statement.
The Offering
          The prospectus covers the resale of 1,250,000 shares of our common stock, $.10 par value per share, by Dialog4 Systems Engineering GmbH, the selling shareholder. We are not selling any securities in this offering and therefore, will not receive any proceeds in this offering.

Summary Financial Information
          The following summary financial information sets forth certain historical financial data. While the following financial information reflects the operating history, results of operations and financial condition of our prior operations, these results bear little, if any, relationship to the potential financial success of our business operations. The results of operations are not necessarily indicative of the results for any future period.
          The following summary financial information should be read in conjunction with our financial statements and related notes beginning on page F-1 of this prospectus and the discussions under the headings “Business” beginning on page 18, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 8, and “Description of Common Stock” beginning on page 34.
SUMMARY CONSOLIDATED FINANCIAL DATA

	Years Ended		Six Months Ended
	December 31,		June 30, (unaudited)
	2003	2004	2004	2005
Operating Highlights
Net sales	$12,381,834	$13,242,024	$6,419,227	$7,648,923
Net income (loss)	(384,877)	(1,506,917)	(301,060)	2,437,851
Net income (loss) per common share — basic and diluted	(0.10)	(0.36)	(0.07)	0.44
Weighted average number of common shares outstanding — basic and diluted	3,903,238	4,233,893	4,166,133	5,590,376

Balance Sheet Highlights
Current assets	3,370,592	3,218,719	3,421,607	4,206,511
Current liabilities	12,594,041	4,861,415	12,915,476	5,895,750
Total assets	11,767,286	11,559,433	11,863,925	12,481,603
Long-term obligations	39,662	9,009,890	102,464	2,995,691
Total liabilities	12,633,703	13,871,305	13,017,940	9,206,801
Stockholders’ equity (deficit)	(866,417)	(2,311,872)	(1,154,015)	3,274,802
No cash dividends have been declared

RISK FACTORS
          Investing in our common stock involves a high degree of risk. You should carefully consider the material risk factors listed below and all other information contained in this prospectus before investing in our common stock. You should also keep these risk factors in mind when you read the forward-looking statements. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us.
          If any of the following risks occur, our business, our quarterly and annual operating results or our financial condition could be materially and adversely affected. In that case, the market price of our common stock could decline or become substantially volatile, and you could lose some or all of your investment.
Our independent auditors have included a “going concern” paragraph in their report on our financial statements.
          While our independent auditors expressed an unqualified opinion on the financial statements, our independent auditors did include an explanatory paragraph indicating that there is substantial doubt about our ability as a going concern due to our reported net losses and working capital deficit. Our ability to continue as an operating entity currently depends, in large measure, upon the willingness of several of our lenders to forebear from declaring indebtedness in default and/or pursuing remedies to collect debt which is in default. In light of this situation, it is not likely that we will be able to raise equity or debt capital to repay or restructure our existing debt. While we intend to continue to seek ways to continue to operate and to discuss possible debt restructurings, we do not at this time have commitments or agreements from any of our creditors to restructure any indebtedness. Our financial condition and the “going concern” emphasis paragraph may also make it more difficult for us to maintain existing customer relationships and to initiate and secure new customer relationships.
As a result of our outstanding debt obligations, we have significant ongoing debt service requirements which may adversely affect our financial and operating flexibility.
          Even after giving effect to the Harman debt restructure, the settlement of our disputes with Dialog4 and other obligations, we will need to generate significant cash flow to meet existing debt scheduled principal payments. As of October 15, 2005, over the next twelve months, we need approximately $1,201,127 to pay the principal on our existing debt. If we fail to generate sufficient cash from its operations to meet these and other ongoing financial obligations, our results of operation and financial condition may be adversely affected.
Our ability to obtain an outside line of credit is subject to the approval of our current creditors and, if such approval is withheld, our ability to compete effectively in our industry could be jeopardized.
          Under the terms of our agreements with Harman, we are bound by certain covenants that prevent us from obtaining additional credit facilities without the prior written approval of Harman. This limitation on our ability to obtain lines of credit may curtail our ability to make strategic acquisitions and to conduct research and development. This in turn could jeopardize our competitive position within our industry. In addition, our obligation to Harman is secured by a security interest in substantially all of our assets. Our inability to grant a security interest to other lenders is another factor that may limit our ability to obtain third party financing.
Foreign currency fluctuations could adversely affect our results of operations.
          In 2002, we acquired the assets of Dialog4. Our acquisition of this new product line has led to the establishment of our new Orban Europe offices in Ludwigsburg, Germany. Transactions and expenses of our Orban Europe operations are conducted in Euros which exposes us to market risks related to foreign currency exchange rate fluctuations that could adversely affect our operating results. For instance, a strengthening of the U.S. dollar against the Euro could reduce the amount of cash and income we receive and recognize from Orban Europe. Furthermore, it is likely that for accounting purposes we will recognize foreign currency gains or losses arising from our operations in Europe on weighted average rates of exchange in the period incurred and translate assets and liabilities of these operations into U.S. dollars based on year-end foreign currency exchange rates, both of which are subject to currency fluctuations between the U.S. dollar and the Euro. As foreign exchange rates vary, our results from operations and profitability may be adversely affected.
          In 2004, we derived approximately 7% of our total revenues from our Orban Europe operations. This percentage may increase in future years as we further develop and expand our operations in Europe. We cannot predict the effects of exchange rate fluctuations on our operating results. We do not currently intend to engage in foreign currency exchange hedging transactions to manage our foreign currency exposure. If and when we do engage in foreign currency exchange hedging transactions, we cannot assure you that our strategies will adequately protect our operating results from the effects of exchange rate fluctuations.
We serve a market in which there are a limited number of customers and our financial well-being is directly tied to the financial health of these customers.
          In recent years, the radio and television industry in the United States has experienced a great deal of consolidation of ownership. As a result, several corporations each now own a substantial number of radio and television stations. These corporations are the largest purchasers of our audio processing and post-production equipment. Moreover, a significant amount of our revenue is derived from audio processing replacement orders that come from these customers. Our financial stability and well-being is thus directly tied to the financial health of these customers. If these customers experience financial difficulty, regardless of the cause, they may delay, reduce or cancel orders for new audio processing or post-production equipment. If this occurs, our results of operations could decline and we could experience difficulty in servicing our debt obligations.
We must adapt to rapid technological change and increased competition if we are going to be able to compete effectively in our industry.
          While audio processing has been and will continue to be our core business, we are using our existing technologies to enter the emerging markets of digital audio broadcasting, cable television and Internet-related audio delivery. These markets are characterized by rapid technological change and require a significant commitment of capital and human resources. We intend to engage continually in research and development activities so that we can improve our current products and develop new products. However, our significant debt obligations may limit the amount of resources, both capital and human, that we can commit to research and development. This could jeopardize the success and reception of our products in these emerging markets. In addition, because of the rapid pace of change and the intense competition that characterizes these markets, our products may become unmarketable or obsolete by a competitor’s more rapid introduction to the marketplace.
We depend on a number of vendors to supply us with component parts that are necessary to the production of our audio processing and post-production equipment.
          We rely on certain vendors to provide component parts for use in the manufacturing of our audio processing and post-production equipment. As technology improves, some of these parts have become obsolete and vendors have discontinued their production of such parts. When this occurs, we must either obtain these necessary parts from alternative sources, or design around these parts so that we are able to continue producing our audio processing and post-production equipment. If any of the component parts that we require become unavailable and we are not able to design around these parts, we may not be able to offer some of our products and our sales revenues may decline.
Our President, Chief Executive Officer and Chairman of the Board exercises significant control over us.
          Charles J. Brentlinger, our President, Chief Executive Officer and Chairman of the Board, currently controls 3,035,000 shares of our common stock and controls options (held by a family limited partnership which he manages), to purchase approximately 1,365,005 additional shares. Based on a total of 7,946,337 shares of our common stock issued and outstanding as of October 15, 2005, if Mr. Brentlinger’s family limited partnership exercises all of his options he will own of record and beneficially approximately 42.42% of our issued and outstanding shares. This figure includes the anti-dilution provision provided to Harman pursuant to the debt restructuring. This means that Mr. Brentlinger exercises, and will continue to exercise, significant control over the business and affairs of our company. Mr. Brentlinger’s exercise of this control may, in certain circumstances, deter or delay a merger, tender offers, other possible takeover attempts or changes in our management which may be favored by some or all of our minority shareholders.
We depend on a few key management persons.
          We are substantially dependent on the personal efforts and abilities of Charles Jayson Brentlinger, our Chairman, President and Chief Executive Officer, and Robert Orban, our Vice President and Chief Engineer. The loss of either of these officers or our other key management persons could harm our business and prospects for growth.
The location of our Orban office subjects us to a number of risks that are beyond our control which could result in production interruptions.
          Our business depends on the efficient and uninterrupted production of our audio processing equipment and other products. Our Orban office is currently located in San Leandro, California, and we expect to maintain our operations at this facility for the foreseeable future. While we have taken precautions against production interruptions, interruptions could nevertheless result from natural disasters such as earthquakes, fires or floods. In addition, the power shortages which occur in California from time to time have resulted in planned and unplanned power outages and increased energy costs which we may not be able to pass on to our customers. Power outages, which last beyond our backup and alternative power arrangements, could harm our customers and our business. Finally, our location in the Silicon Valley corridor of California subjects us to increased operating costs and labor shortages which could adversely affect our production capabilities and result in reduced revenues.
The liquidity of our common stock could be restricted because our common stock falls within the definition of a Penny Stock.
          Pursuant to Rule 3a51-1 of the Securities Exchange Act of 1934, as amended, our common stock is considered “penny stock,” and as such, certain sales restrictions apply to these securities. The SEC rules and regulations require that broker-dealers, prior to effecting any transaction in a penny stock, satisfy certain disclosure and procedural requirements with respect to the prospective customer. These requirements include delivery to the customer of an SEC-prepared risk disclosure schedule explaining the nature and risks of the penny stock market, disclosure to the customer of the commissions payable to both the broker-dealer and any other salesperson in connection with the transaction, and disclosure to the customer of the current quotations for the stock to be purchased. In addition, if the broker-dealer is the sole market maker, it must disclose this fact and the broker-dealer’s presumed control over the market. Finally, prior to effecting any penny stock transaction, broker-dealers must make individualized written suitability determinations and obtain a written agreement from customers verifying the terms of the transaction. Subsequent to any sale of penny stock, broker-dealers must send monthly statements disclosing recent price information for the penny stock held in the customer’s account and certain other information relating to the limited market in penny stocks. These rules, regulations and procedural requirements may restrict the ability of broker-dealers to sell our common stock or discourage them from doing so. As a result, purchasers may find it more difficult to dispose of, or to obtain accurate quotations for, our common stock.
Because our success depends in part on our ability to protect our intellectual property, infringement on our proprietary rights could lead to costly litigation and decreased revenues.
          Our copyrights, patents, trademarks, trade secrets and similar intellectual property are critical to our success. To establish and protect our proprietary rights, we rely on a combination of copyright, trademark, patent and trade secret laws, confidentiality and non-disclosure agreements and contractual provisions with employees and third parties, and license agreements with consultants, vendors and customers. Despite such protections, there can be no assurance that these steps will be adequate, that we will be able to secure trademark registrations for all of our marks in the United States or other countries or that third parties will not infringe upon or misappropriate our copyrights, patents, trademarks and similar proprietary rights. In addition, effective copyright, patent and trademark protection may be unenforceable or limited in certain countries. In the future, litigation may be necessary to enforce and protect our trade secrets, copyrights, patents and other intellectual property rights. We may also be subject to litigation to defend against claims of infringement of the rights of others or to determine the scope and validity of the intellectual property rights of others. Any such litigation could cause us to incur substantial expenses and would adversely affect our financial condition.
The market price of our common stock has been volatile and the value of your investment may decline.
          The volatility of the market price of our common stock may cause wide fluctuations in the price of our common stock on the OTC Bulletin Board. The market price of our common stock is likely to be affected by:
•	changes in general conditions in the economy or the financial markets;

•	variations in our quarterly operating results;

•	changes in financial estimates by securities analysts;

•	other developments affecting us, our industry, customers or competitors;

•	the operating and stock price performance of companies that investors deem comparable to us; and

•	the number of shares available for resale in the public markets under applicable securities laws.
FORWARD-LOOKING STATEMENTS
          This prospectus contains forward-looking statements. Forward-looking statements include indications regarding our intent, belief or current expectations. Discussions in this prospectus under the headings “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and “Business,” as well as in other parts of this prospectus include forward-looking statements. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations, prospects and intentions, markets in which we participate and other statements in this prospectus that are not historical facts. Forward-looking statements are based on management’s beliefs, assumptions and expectations of our future economic performance, taking into account the information currently available to management. When used in this prospectus, the words “expect,” “project,” “may,” “will,” “should,” “anticipate,” “believe,” “estimate,” “intend,” “objective,” “plan,” “seek” and similar words and expressions, or the negatives of these words or expressions, are generally intended to identify forward-looking statements. Forward-looking statements involve risks and uncertainties that may cause our actual results, performance or financial condition to differ materially from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Factors that could contribute to these differences include those discussed in “Risk Factors” and in other sections of this prospectus. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We qualify any forward-looking statements entirely by these cautionary factors.
USE OF PROCEEDS
          We will not receive any proceeds from the sale of shares of our common stock by the selling shareholder.
DETERMINATION OF OFFERING PRICE
          A shareholder may sell all or part of that shareholder’s shares in private transactions or in the over-the-counter market at prices related to the prevailing prices of our common stock at the time of the transaction.
          We cannot assure you that any public market for our common stock will equal or exceed the sales price of the shares of common stock sold by the selling shareholder. Purchasers of the shares face the risk that their shares will not be worth what they paid for them.

DIVIDEND POLICY
          We have never declared or paid a cash dividend on our common stock. We currently intend to retain any future earning to fund the development of our business and do not anticipate paying any cash dividends in the foreseeable future.
MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS
          Our common stock is quoted on the NASD’s OTC Bulletin Board under the under the symbol “CRLI.” The following table sets forth the quarterly high and low bid prices for our common stock as reported by the NASD’s OTC Bulletin Board. The prices reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

	High	Low
2003
First Quarter	$0.72	$0.31
Second Quarter	0.51	0.34
Third Quarter	0.65	0.30
Fourth Quarter	0.88	0.47
2004
First Quarter	1.70	0.49
Second Quarter	1.25	0.62
Third Quarter	1.30	0.55
Fourth Quarter	0.90	0.55
2005
First Quarter	0.55	0.30

Second Quarter	0.75	0.35
Third Quarter	1.20	0.36
Fourth Quarter (through November 4, 2005)	2.11	0.90
          As of October 15, 2005, there were 7,946,337 shares of common stock outstanding held by approximately 287 record shareholders. We have not paid any cash dividends on our common stock for the last two fiscal years, and do not intend to pay any dividends in the foreseeable future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
          The following discussion of our financial condition and results of operations should be read with our financial statements and the accompanying notes we have included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in those forward-looking statements as a result of various factors, including, but not limited to, those described under “Risk Factors” or in other portions of this prospectus.
Overview
          We develop, manufacture and market high-quality electronic audio processing, transmission encoding and noise reduction equipment for the worldwide radio, television, cable, Internet and professional audio markets. In recent periods, we have acquired the assets of other companies within our industry or in related industries into which we desire to expand. On May 31, 2000, we acquired the assets of Orban, Inc., a producer of audio editing and processing equipment. On May 31, 2001, we acquired the assets of Avocet Instruments, Inc., a supplier of quality audio receivers and coders for the television and post-production industry. On January 18, 2002, we acquired the assets of Dialog4 System Engineering GmbH, a worldwide leader in ISO/MPEG, audio, ISDN, satellite transmission, networking and storage technology.
          We believe the increased consolidation within the radio and television industries will provide potential opportunities for us. For example, we believe that as larger radio and television stations purchase smaller stations, orders for new equipment will increase in order to upgrade these smaller stations which would otherwise have put off purchases of such upgraded equipment.
          We have incurred losses of $1,506,917 and $384,877 during the years ended December 31, 2004 and 2003, respectively. Our financial results coupled with servicing the Harman debt has strained our liquidity making it difficult for us to focus on the Company’s core competencies. As discussed below, we restructured our indebtedness owed to Harman pursuant to documents we executed on April 29, 2005. Under the terms of our debt agreements with Harman in effect prior to our restructuring of the debt, Harman was able to demand full payment of the outstanding balance at any time. Prior to the restructuring, the outstanding balance was $8.5 million in principal and as of September 30, 2004, $1.0 million in accrued interest. If this had happened, we would likely have been forced to file for protection under Chapter 11 of the United States Bankruptcy Code. Because of our inability to pay $8.5 million in principal and $1.0 million as of September 30, 2004 in accrued interest to Harman, if payment had been demanded, our difficulties in meeting our financing needs and our negative working capital position resulted in our independent registered public accounting firm adding a “going concern” emphasis paragraph to its report on our financial statements for the years ended December 31, 2003 and 2004, by including a statement that such factors raise substantial doubt about our ability to continue as a going concern.
Going Concern
          While our independent registered public accounting firm expressed an unqualified opinion on the financial statements, they did include an explanatory paragraph indicating that there is substantial doubt about our ability to continue as a going concern due to our deteriorating financial results and liquidity challenges. Our ability to continue as an operating entity currently depends, in large measure, upon the willingness of several of our lenders to forebear from declaring indebtedness in default and/or pursuing remedies to collect debt which is in default. In light of this situation, it is not likely that we will be able to raise equity or debt capital to repay or restructure our existing debt. While we will continue to seek ways to continue to operate and to discuss possible debt restructurings, we do not at this time have commitments or agreements from any of our creditors to restructure any indebtedness. Our financial condition and the “going concern” emphasis paragraph may also make it more difficult for us to maintain existing customer relationships and to initiate and secure new customer relationships.
          With the Harman debt restructure completed, management believes that it will be able to use projected cash flows to meet current operational needs and make the scheduled principal and interest payments due Harman.

Recent Developments
Restructuring of Debt Owed to Harman
          On October 12, 2004, we executed a letter agreement with Harman, whereby our indebtedness to Harman, then in an amount of almost $8.5 million plus an additional $1.0 million of accrued but unpaid interest, would be restructured, subject to certain conditions including the execution by the parties of definitive documents. The definitive agreements were executed on April 29, 2005. Consequently, our financial statements for the fiscal year ended December 31, 2004, including our consolidated balance sheet as of December 31, 2004, and our unaudited financial statements for the quarter ended March 31, 2005, did not reflect the debt restructure. The impact of the debt restructuring is included in the financial statements for the six months ended June 30, 2005, which are included in this report. The agreement provides that the debt restructure was effective as though it had occurred October 1, 2004 (the beginning of the fiscal period during which the letter agreement was executed). Accordingly, we will refer to any relevant amounts as of September 30, 2004, the date immediately before such effective date.
          The restructure is encouraging because it will reduce our debt service to Harman by approximately $824,000 a year. Our previous financial results coupled with the Harman debt service (prior to the debt restructure) have strained our liquidity. We are optimistic the restructure will allow us to focus on our operations and generate growth.
          The debt restructure transaction reduced our total debt to Harman to just over $3.2 million. In addition, the restructured debt is a long-term obligation, compared to the demand note status of the entire $9.5 million debt (which figure includes $1.0 million of accrued but unpaid interest) prior to the restructure.
          As part of the transaction, in 2004 we paid Harman $1,000,000 in cash in repayment of debt as a condition to restructuring the remaining indebtedness of $7.5 million plus an additional $1.0 million of accrued interest. The funds for this payment came from two sources: (i) $300,000 came from cash generated from Company operations and (ii) $700,000 came from a short-term loan from a related party who is a family member of the Company’s President and CEO. The loan bears interest at 11.5% per annum and requires monthly interest-only installments. We are negotiating with the lender concerning the terms of repayment and the possibility of the lender converting the note into preferred or common stock of the Company. No agreement about the terms and conditions of the payment or conversion has yet been completed.
          Prior to the debt restructure, our debt to Harman bore interest at a rate of 12.0% per annum. As part of the debt restructure, Harman waived all interest accrued after April 1, 2003 in excess of 6% per annum. On September 30, 2004, the accumulated accrued interest before the restructure was $1,012,910, of which $763,380 was waived. The remaining $249,530 of accrued interest was added to the total outstanding principal balance of our indebtedness to Harman. After the $1,000,000 principal payment, the principal amount due Harman by us was $7,482,000 (before giving effect to the waiver of certain unpaid interest and the addition of remaining accrued interest to the loan principal balance). Adding the remaining unpaid interest of $249,530 to principal resulted in a total unpaid principal loan balance of $7,731,530 as of September 30, 2004.
          Harman exchanged $2,104,000 of the remaining indebtedness for 2,104,000 shares of our common stock, which shares Harman then sold to our President and Chief Executive Officer for $1,000,000. Payment was made by delivery of a promissory note due and payable on September 30, 2007. Harman’s recourse for non-payment under the note is limited to a security interest in the shares purchased.
          Harman exchanged an additional $2,400,000 of indebtedness for additional shares of our common stock, such that Harman owns approximately 1,509,000 shares, or 19% of the then outstanding shares of our common stock on a fully diluted basis after giving effect to the transactions described above. If the related party lender who holds our $700,000 note described above elects to convert the note into shares of our common stock, or issued stock options are exercised, we are obligated to issue to Harman as many additional shares as is then necessary to cause Harman to maintain a 19% ownership interest after the entire transaction is completed.

          The remaining $3,227,530 of indebtedness owed to Harman after giving effect to the transactions described above is evidenced by a new note that (i) renews and extends (but does not extinguish) our indebtedness owed to Harman and (ii) reduces the interest rate on the debt to 6% per annum, with interest payable monthly in arrears. Principal repayment of the note is amortized over a five-year period, and the final scheduled principal payment under the note is due October 12, 2009, the fifth anniversary of the date of the letter agreement referred to above. Our indebtedness to Harman is secured by a security interest covering all of our assets.
Dialog4 Settlement
          Dialog4 System Engineering, GmbH, was a German corporation that produced equipment for the codec market in our industry, including our Codec line of products. We purchased certain assets from Dialog4 on January 18, 2002. We and Dialog4 had disputes that arose in connection with this transaction, and those disputes were submitted to arbitration in Germany.
          On October 8, 2004, we learned that the arbiter had awarded Dialog4 approximately $1.0 million. We increased our reserves from $712,000, the amount of principal and interest under the Company’s note payable to Dialog4 to $1,393,300 to take into account the award. The increase represents the amount awarded by the arbiter on account of Dialog4’s costs and fees incurred in connection with the arbitration and the amount of a liability to a third party vendor to Dialog4. Dialog4 filed an action in the United States District Court for the District of Arizona (Arizona Litigation) to enforce the arbitration award.
          On March 30, 2005, the Company and Dialog4 agreed upon terms of the settlement of all disputes between them. We paid Dialog4 $490,000 at the time the settlement papers were signed on April 15, 2005 and will pay an additional $475,000 one year after the settlement date. We also agreed to file with the SEC a registration statement under the Securities Act of 1933 by June 30, 2005. The registration statement covers any sales by Dialog4 of the 1,250,000 shares of stock that we issued to Dialog4 in 2002 in partial payment of the purchase price of assets we bought.
          As part of the settlement, the Company agreed to resolve a separate employment dispute being litigated in Germany between Berthold Burkhardtsmaier and the Company. Mr. Burkhardtsmaier agreed to resign from the Board of Directors of the Company and the Company agreed to pay him approximately $421,200 in monthly installments of $7,020 for 60 months.
          Dialog4 dismissed the Arizona litigation without prejudice, and when all the terms and conditions of the settlement agreement have been met, Dialog4 and the Company will release each other from any further claims arising out of, or related to, the Asset Purchase Agreement.
          Our acquisition of the Dialog4 product line has led to the establishment of our Orban Europe offices in Ludwigsburg, Germany. Our European operations expose us to risks arising from foreign currency fluctuations.
Results of Operations
Three and Six Months Ended June 30, 2005 Compared to the Three and Six Months Ended June 30, 2004
          The following table sets forth for the periods indicated certain summary operating results:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004
Revenues:
Net sales	$4,374,431	$3,127,863	$7,648,923	$6,419,227
Other income (expense)	2,105,329	(9,265)	2,090,473	18,875

Total revenues	$6,479,760	$3,118,598	$9,739,396	$6,400,352

Gross profit on net sales	$2,707,265	$1,828,879	$4,607,830	$3,736,986
Gross profit margin	62%	58%	60%	58%
Net cash provided by (used in ) operating activities	$187,651	$(39,284)	$797,743	$281,760
Net cash used in investing activities	$(23,807)	$(63,241)	$(48,051)	$(120,957)
Net cash used in financing activities	$(732,967)	$(61,395)	$(762,387)	$(216,612)
Net income (loss)	$2,618,800	$(263,712)	$2,437,851	$(301,060)
Net income (loss) as a percent of net sales	60%	(8%)	32%	(5%)
Income (loss) per share – basic & diluted	$0.38	$(0.06)	$0.44	$(0.07)
          Net Sales. Net sales during the three and six months ended June 30, 2005 were $4.4 million and $7.6 million, respectively, compared to $3.1 million and $6.4 million during the comparable periods in 2004 reflecting increases of 42% and 19%, respectively. The 42% increase for the three months ended June 30, 2005 compared to the same period in 2004 was primarily attributable to our introduction of the Optimod FM 8500 in January of 2005, along with an increased demand for the Company’s higher-end FM processors. The 19% increase in net sales for the six months ended June 30, 2005 was primarily attributable to an increase in overall demand for our higher-end FM processors. Our Orban office in San Leandro reported net sales for the three and six months ended June 30, 2005 of $4.1 million and $7.0 million, respectively, compared to $2.7 million and $5.7 million for the same periods in 2004. Our CRL office reported net sales for the three and six months ended June 30, 2005 of $60,000 and $231,000, respectively, compared to $80,000 and $226,000 for the same periods in 2004, representing a decrease of 33% and an increase of 2%, respectively. This decrease for the three months ended June 30, 2005 was due to a reduced demand for our CRL line of products. The overall increase for the six months ended June 30, 2005 over the same period in 2004 was due to an overall increased demand for CRL’s TV line of products in the quarter ended March 31, 2005. Net sales for Orban Europe during the three and six months ended June 30, 2005 were $182,000 and $378,000, respectively, as compared to $309,000 and $471,000 for the same periods in 2004, reflecting a decrease of 41% and 20%. The decreases were primarily a result of decreased demand for our Codec line of products.
          Gross Profit Margin. Our gross profit margin for the three and six months ended June 30, 2005 was 62% and 60%, compared to 58% and 58% for the same periods in 2004. The increase of 4% and 2%, respectively, in gross profit margin is primarily due to the variable components of production costs associated with production runs in the San Leandro facility effectively reducing the indirect costs associated with set up and labor.
          Selling, General and Administrative. Selling, general and administrative expenses (“SG&A”) for the three and six months ended June 30, 2005 were $1,685,000 and $3,049,000, respectively, representing increases of 47% and 13%, respectively, compared to $1,145,000 and $2,689,000 for the same periods in 2004. As a percentage of net revenue, SG&A decreased from 46% for the three months ended June 30, 2004 to 39% for the same period in 2005. SG&A as a percentage of net revenue decreased from 42% for the six months ended June 30, 2004 to 40% for the period in 2005. The decreases in SG&A expense are due in part to the variable component of SG&A relating to our domestic and international sales and marketing expenses coupled with a decrease in attorney’s fees associated with the conclusion of the Dialog4 arbitration. We increased the marketing staff and efforts in 2005 as compared to the prior year.

          Research and Development. Research and development expense during the three and six months ended June 30, 2005 was $373,000 and $771,000 respectively, compared to $326,000 and $702,000 during the comparable periods for 2004, respectively, reflecting increases of 14% and 10%. The overall increase is due to an increase in personnel associated with our PC line of products.
          Other Income (Expense). Other income for the three and six months ended June 30, 2005 was $2,007,000 and $1,726,000, respectively, of which $2,043,000 was other income resulting from the gain on the restructure of our debt to Harman. Those amounts were partially off-set by expenses of $107,000 and $299,000 respectively, which represent interest owed to Harman in connection with the seller carry-back loan that financed a portion of our purchase of the Orban assets in 2000. Other expense, net for the three and six months ended June 30, 2004 was $285,000 and $577,000, respectively, of which $254,000 and $509,000, respectively, represented interest to Harman. Interest expense during the three and six months ended June 30, 2005 was $98,000 and $364,000, respectively compared to $276,000 and $558,000 for the same periods in 2004, respectively, reflecting a decrease of 64% and 35%, respectively.
          Net Income (Loss). Net income for the three and six months ended June 30, 2005 was $2,619,000 and $2,438,000, respectively, compared to net loss of $264,000 and $301,000 for the same periods in 2004. The increase in net income is due primarily to the gain realized of $2,042,000 from the Harman debt restructure and in part to the increased operational profit attributed to the increase in sales along with our ability to keep costs down as a percentage of sales, which is due in part to the variable component of operating expenses and indirect costs associated with the manufacturing of our products.
The Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003
          Net Sales. Net sales for the year ended December 31, 2004 were $13.2 million compared to $12.4 million in 2003, an increase of 7%. The increase in net sales was primarily attributable to a demand for the Company’s higher end products. Our Orban office reported net sales for years ended December 31, 2004 and 2003 of $12.5 million and $11.8 million, respectively. In 2004 and 2003, our Orban office accounted for 94% and 95%, respectively, of our net sales while our CRL office accounted for the remaining 6% and 5%, respectively. Included in our Orban office is our Ludwigsburg, Germany location, which reported net sales of $1.0 million and $700,000 for 2004 and 2003, respectively. The 30% increase in 2004 over 2003 was primarily a result from our inability to ship product from our German location during the first six months of the fiscal year ended December 31, 2003 due to the change in suppliers for our Codec products.
          Our CRL office reported net sales of $769,000 in 2004 as compared to $583,000 in 2003, an increase of 32%. This increase was the result of increased demand by a single customer for the CRL line of products, which consist mostly of analog products.
          Sales for the years ended December 31, 2004 and 2003 were conducted primarily through wholesale distributors and dealers. In 2004, one of our largest customers, Harris Corporation, accounted for approximately 19% of net sales, and in 2003, accounted for approximately 20% of net sales. Broadcast Supply Worldwide accounted for just over 8% of our net sales for 2004, representing a decrease of 1% over 2003.
          International sales for the years ended December 31, 2004 and 2003 totaled $8,262,278 and $7,761,388, respectively. International sales represented 62% of the total net sales for the year ended December 31, 2004, as compared to 63% for the year ended December 31, 2003. The primary reason for the increase in international sales in 2004 was the decrease in the value of the US dollar.
          Gross Profit. Gross profit for the year ended December 31, 2004 was 54% compared to 55% for 2003, or $7.2 million in 2004 compared to $6.8 million in 2003. The rate decrease was attributable to an increase in inventory reserves by $268,000. Had the there not been an increase in the inventory reserve the company would have reported a gross profit of 56% or $7.5 million for 2004. The increase in gross profit before giving effect to the increase in inventory reserves was primarily attributable to increased production caused by increased demand for our products, coupled with our ability to increase production runs and reduced costs associated with set up and labor.

Contributing factors also include a percentage decrease in our variable expenses as a result of larger quantity material purchases, creating a modest discount in the unit price.
          Selling, General and Administrative. Total selling, general and administrative expenses (“SG&A”) in 2004 were $5.3 million, an increase of 22% as compared to the $4.3 million reported in 2003. As a percentage of net sales, SG&A increased 5% to 40% for the year ended December 31, 2004 from 35% in 2003. The increase in total SG&A expense is due in part to increased marketing expenditures and the introduction of new products, along with increased attorneys fees incurred in connection with the Dialog4 litigation.
          Research and Development. Research and development expense was $1.4 million in each of the years ended December 31, 2004 and 2003. As a percentage of net sales, research and development was 11% for 2004 and 2003.
          Other Expense. Other expense, net, for the year ended December 31, 2004 was $1,876,000, of which $998,000 represents interest expense to Harman in connection with the seller carry-back loan that financed a portion of the purchase price we paid when we purchased the Orban assets and $312,000, which represents the amount awarded by the arbiter to Dialog4 for its cost and fees incurred in connection with the arbitration between Dialog4 and the Company and the liability to a third party vendor to Dialog4. Further, $364,000 represents a reserve set up as a contingency with respect to the labor dispute between the Company and Mr. Burkhardtsmaier which was later included in the overall settlement with Dialog4.
          Other expense net of other income for the year ended December 31, 2003 was $1,316,000, of which $1,000,000 represented interest expense to Harman. Total interest expense for 2004 was $1,115,000 as compared to $1,260,000 for 2003, a decrease of 11%.
          Net Loss. In 2004, the Company reported a net loss of $1,507,000 compared to a net loss of $385,000 for 2003. The increase in net loss is primarily attributable to $676,000 of added costs associated with the Dialog4 arbitration and $268,000 in 2004 representing an increase in inventory reserves.
Liquidity and Capital Resources
          We had negative working capital of approximately $1.7 million at June 30, 2005, and the ratio of current assets to current liabilities was .71 to 1. At December 31, 2004, we had negative working capital of approximately $1.6 million and a current ratio of .66 to 1. The decrease in working capital is attributable to an increase in accounts payable and accrued expenses including accrued salaries and benefits.
          Historically, our financial results coupled with servicing the Harman debt (of $8.5 million in principal prior to the debt restructure) strained our liquidity and made it difficult for us to focus on our core competencies. On October 12, 2004, we executed a letter agreement with Harman, whereby our indebtedness to Harman, then in an amount of almost $8.5 million plus an additional $1.0 million of accrued but unpaid interest, would be restructured, subject to certain conditions including the execution by the parties of definitive documents. The definitive agreements were executed on April 29, 2005. Consequently, our financial statements for the fiscal year ended December 31, 2004, including our consolidated balance sheet as of December 31, 2004, do not reflect the debt restructure. The effects of the debt restructure are reflected in our unaudited consolidated financial statements for the fiscal period ended June 30, 2005, which is the period that includes the date (April 29, 2005) on which the restructure was completed and definitive documents were executed. The material contracts setting forth the terms of the debt restructure are set forth in a Form 8-K which we filed with the Securities and Exchange Commission on May 4, 2005.
          The restructure is encouraging for us because it reduced the company’s debt service to Harman by approximately $824,000 a year. Our previous financial results coupled with the Harman debt service payments strained our liquidity. We are optimistic that the restructure will allow us to focus on its operations and generate growth.

          The debt restructure transaction reduced our total debt to Harman to just over $3.2 million. In addition, the restructured debt is a long-term obligation, compared to the demand note status of the entire $9.5 million debt (which figure includes $1.0 million of accrued but unpaid interest) prior to the restructure.
          In 2004, we paid Harman $1,000,000 towards principal, which was a condition to restructuring the remaining indebtedness. The funds for this payment came from two sources: (i) $300,000 came from cash generated from our operations and (ii) $700,000 came from a short-term loan from a related party lender who is a family member of our President and CEO.
          Prior to the debt restructure, our debt to Harman bore interest at a rate of 12.0% per annum. As part of the debt restructure, Harman waived all interest accrued after April 1, 2003 in excess of 6% per annum. On September 30, 2004, the accumulated accrued interest before the restructure was $1,012,910, of which $763,380 was waived. The remaining $249,530 of accrued interest was added to the total outstanding principal balance of our indebtedness to Harman. After giving effect to the $1,000,000 principal payment, the principal amount due Harman by us was $7,482,000. Adding the remaining unpaid interest of $249,530 to principal resulted in a total unpaid principal loan balance of $7,731,530 as of September 30, 2004.
          Harman exchanged $2,104,000 of the remaining indebtedness for 2,104,000 shares of our common stock, which shares Harman then sold to our Company’s President and Chief Executive Officer for $1,000,000. Payment was made by delivery of a promissory note due and payable on September 30, 2007. Harman’s recourse for non-payment under the note is limited to a security interest in the shares purchased.
          Harman exchanged an additional $2,400,000 of indebtedness for additional shares of our common stock, such that Harman owns approximately 1,509,000 shares, or 19% of the then-outstanding shares of our common stock on a fully diluted basis after giving effect to the transactions described above. If the related party lender who holds the $700,000 note described above elects to convert the note into shares of our common stock, or issued stock options are exercised, we are obligated to issue to Harman as many additional shares as is then necessary to cause Harman to maintain a 19% ownership interest after the entire transaction is completed.
          The remaining $3,227,530 of indebtedness owed to Harman after giving effect to the transactions described above is evidenced by a new note that (i) renews and extends (but does not extinguish) our indebtedness owing to Harman and (ii) reduces the interest rate on the debt to 6% per annum, with interest payable monthly in arrears. Principal repayment of the note is amortized over a five year period, and the final scheduled principal payment under the note is due October 12, 2009, the fifth anniversary of the date of the letter agreement referred to above. Our indebtedness to Harman is secured by a security interest covering all of our assets.
          On March 30, 2005, the Company and Dialog4 agreed upon terms of the settlement of all disputes between them. We paid Dialog4 $490,000 in April 2005 when the settlement papers were signed and will pay an additional $475,000 one year after the settlement date. We also agreed to file with the SEC a registration statement under the Securities Act of 1933 by June 30, 2005. The registration statement will cover any sales by Dialog4 of the 1,250,000 shares of stock we issued to Dialog4 in 2002 in partial payment of the purchase price of assets we bought.
          As part of the Dialog4 settlement, we agreed to resolve a separate employment dispute currently being litigated in Germany between Berthold Burkhardtsmaier and us. Mr. Burkhardtsmaier resigned from our Board of Directors and we agreed to pay him approximately $421,200 in monthly installments of $7,020 for 60 months.
          With the Harman debt restructure completed, management believes that it will be able to use projected cash flows to meet current operational needs and make the scheduled principal and interest payments due Harman and Dialog4.
          Working capital generated from operations will be used to service our commitments as detailed above, excluding our obligations to Harman and Dialog4. Any excess working capital generated from 2005 operations will be applied to expand our business operations or for general working capital purposes. The terms of the Harman debt restrict our ability to obtain financing for expansion expenditures, as well as financing for other purposes. Accordingly, our ability to expand will primarily depend on our ability to generate sufficient working capital from operations. We will closely monitor our working capital in 2005 as we evaluate any expenditure related to expansion.

          Accounts receivable were $689,000 at June 30, 2005 compared to $578,000 at December 31, 2004, representing a net increase of $111,000 or 19%. The increase is primarily due to increased sales in the month of June 2005.
          Total inventories were $3,310,000 at June 30, 2005 compared to total inventories of $2,373,000 at December 31, 2004. The increase of $937,000, or 39%, reflects an increase in raw materials, work in process and finished goods, with largest increase being in work in process. The increased inventories are in response to the need to reduce our order backlog.
          For the year ending December 31, 2005, our principal working capital requirements will be the payment of normal recurring operating costs. Management believes that these requirements can be met from the operating cash flows.
          With the Harman debt restructure completed, management believes that it will be able to use projected cash flows to meet current operational needs and make the scheduled principal and interest payments due to Harman.
          The table below summarizes, as of December 31, 2004, our contractual commitments under leases, debt instruments and employment contracts over the next five years. We have no fixed commitments to purchase inventory or materials, and no commitments that extend beyond 2010.

	2005	2006	2007	2008	2009	2010
Solectron	$276,000	$0	$0	$0	$0	$0
Serafin	0	0	180,000	0	0	0
Dialog4	553,180	559,240	84,240	84,240	84,240	21,060
Harman	512,500	450,000	462,500	850,850	951,680	0
Employment agreements	301,483
Equipment and property leases	480,666	498,733	119,690	112,725	0	0

Totals:	$2,123,829	$1,507,973	$846,430	$1,047,815	$1,035,920	$21,060

Recent Accounting Pronouncements
          SFAS No. 123, (Revised 2004) (SFAS No. 123(R)), Share-Based Payment, was issued in December 2004. SFAS No. 123(R) is a revision of FASB Statement 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance, which allowed companies to use the intrinsic method of valuing share-based payment transactions. SFAS No. 123(R) focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires a public entity with share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on the fair-value method as defined in Statement 123. Pro forma disclosure is no longer an alternative. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. This statement will be effective for the Company as of the interim reporting period that begins January 1, 2006.

          As permitted by Statement 123, we currently account for share-based payments to employees using the intrinsic value method and, as such, generally recognize no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)’s fair value method is expected to have an impact on our results of operations, although it will have no impact on our overall financial condition. The impact upon adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future, the valuation model used to value the options and other variables.
          SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4, was issued in November 2004. SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not be included in overhead. Further, SFAS No. 151 requires that allocation of fixed and production facilities overheads to conversion costs should be based on normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for fiscal years beginning after June 15, 2005. We do not expect the adoption of SFAS No. 151 to have a material effect on our results of operations or financial condition.
Sales to Major Customers and Export Sales
          We sell our products primarily through wholesale distributors and dealers. We recognize revenue generally upon shipment of products to customers. In 2004, one of our largest customers, Harris Corporation, accounted for approximately 19% of net sales. In 2003, Harris accounted for approximately 20% of net sales. Broadcast Supply Worldwide accounted for approximately 8% of our net sales for 2004, and 7% in 2003. Our dependence on a small number of relatively large customers increases the magnitude of fluctuations in our operating results particularly on a period to period, or period over period, comparison basis.
          International sales in 2004 and 2003 totaled $8,262,278 and $7,761,388, respectively, or approximately 62% and 63%, respectively, of our total sales during those years. Prior to our acquisition of the assets of Dialog4 System Engineering GmbH on January 18, 2002, we required that all export sales be paid in U.S. currency. After the acquisition was completed, we require that sales from our German office be paid in either Euros or United States Dollars. All other export sales are in U.S. currency.
          Our export sales by region are as follows:

Region	2004	%	2003	%
Europe	$4,453,434	54%	$3,783,060	49%
Pacific Rim	2,064,585	25	2,511,406	33
Latin and South America	848,466	10	344,713	4
Canada and Mexico	584,072	7	798,980	10
Other	311,721	4	323,229	4

Total	$8,262,278	100%	$7,761,388	100%
          In recent years, the radio and television industry in the United States has experienced a great deal of consolidation of ownership. In the last five years alone, four large corporations have acquired the vast majority of radio stations in the United States. This control gives these corporations substantial ability to demand discounts from equipment distributors and manufacturers.
          The Latin and South America market consists largely of privately owned radio stations, and we do not foresee any changes in this trend.
          While radio ownership in the Western European market is predominantly private, this market is largely mature and is not characterized by a large amount of growth. Conversely, there is some potential growth in the Eastern European market as more and more radio and TV stations become private and commercialized. However, we can not predict the rate at which this market will grow nor the size.

          The Indian market is beginning to implement private radio ownership, and this market may become more substantial and present opportunities for us in the future. However, we cannot predict the rate at which this market will grow nor the ultimate size of this market.
          Given the price sensitivity in the Asian markets (including China), we expect that our analog products, as opposed to our digital products, will be more suited to such markets. We expect a continued demand for our analog products in Asia.

BUSINESS
          We develop, manufacture and market high-quality electronic audio processing, transmission encoding and noise reduction equipment for the worldwide radio, television, cable, Internet and professional audio markets. Our main product lines control the audio quality and range of radio, television, cable and Internet audio reception and allow radio and television stations to broadcast in mono and stereo. We operate through two offices, our Orban office and our CRL office, and we generally refer to our company on the whole as “CRL.” Our Orban office manufactures and markets audio processing equipment, primarily using digital technology, under the Orban, Optimod, Audicy and Opticodec brand names. Our CRL office also manufactures and markets audio processing equipment, primarily using analog technology, under the CRL, Millennium, TVS and Amigo brand names. We believe that both offices are associated within the industry with innovative and quality broadcast equipment solutions.
          We were founded in 1974 as a broadcast industry consulting company. Building upon our understanding of the broadcast industry’s needs, we expanded into product development and manufacturing and were incorporated in Arizona in March 1978. Since the introduction of our first product, which was designed to improve the “coverage and quality” of AM radio stations, we have been committed to improving broadcast quality. We were a major participant in the National Radio Systems Committee (NRSC), which developed the standards for AM radio stations that were adopted by the Federal Communications Commission (FCC). During 1987, we developed and produced equipment enabling AM radio stations to meet certain NRSC standards, and we believe that we are a market leader in the manufacture of AM radio signal processing equipment. We are a member of the National Association of Broadcasters (NAB). The NAB is the world’s largest broadcasters’ association, offering a wide variety of services to radio and television stations as well as organizations that provide products and/or services to the broadcast industry.
          On May 31, 2000, we acquired the assets of Orban, Inc., which was then a wholly owned subsidiary of Harman International Industries, Inc., including the rights to the name “Orban.” Since its founding in 1974, Orban has been an innovative producer of audio editing and processing equipment. Today, Orban is a leading manufacturer of broadcast transmission audio processing equipment. Because approximately 80% of our historic CRL products are analog and 80% of Orban’s products are digital, our acquisition of Orban has combined two complementary product lines. We are now in a position to offer a full range of digital and analog audio processing solutions at multiple price points. Additionally, we benefit from cost savings produced by combined research and development, marketing, sales and administration, manufacturing efficiencies and cross-selling opportunities. Our objective is to grow through constant redesign of our existing products to keep pace with technological improvements and through expansion into the emerging markets of digital audio broadcasting (DAB), digital television (DTV), cable television and Internet-related audio delivery.
          We have incurred losses of $1,506,917 and $384,877 during the years ended December 31, 2004 and 2003, respectively. Our financial results coupled with servicing the Harman debt has strained our liquidity making it difficult for us to focus on the Company’s core competencies. As discussed below, we restructured our indebtedness owed to Harman pursuant to documents we executed on April 29, 2005. Under the terms of our debt agreements with Harman in effect prior to our restructuring of the debt, Harman was able to demand full payment of the outstanding balance at any time. Prior to the restructuring, the outstanding balance was $8.5 million in principal and as of September 30, 2004, $1.0 million in accrued interest. If this had happened, we would likely have been forced to file for protection under Chapter 11 of the United States Bankruptcy Code. Our inability to pay $8.5 million in principal and $1.0 million as of September 30, 2004 in accrued interest to Harman, if payment had been demanded, our difficulties in meeting our financing needs and our negative working capital position resulted in our registered independent public accountants adding a “going concern” emphasis paragraph to their report on our financial statements for the years ended December 31, 2003 and 2004, by including a statement that such factors raise substantial doubt about our ability to continue as a going concern.
          Beginning in November 2005, we plan to consolidate our Orban office with our office in Tempe, Arizona. We expect to complete this consolidation by the end of June 2006.

Industry Overview
Audio Processing
          The audio processing equipment that we produce is used by radio and television stations, recording studios and Internet webcasters. Audio processing enhances the clarity of a radio signal, boosts loudness and increases a broadcast station’s coverage area. Our equipment “repackages” audio signals produced by microphones, recordings and other audio sources. The equipment alters such signals to control audio loudness and tonal balance (equalization) prior to transmission. Audio processing shapes the audio sound wave when it is in electrical impulse form before it is transmitted by a carrier wave.
          Most governments throughout the world require radio and television broadcast stations to control their signal’s modulation level and occupied bandwidth. Radio and television stations must utilize audio processing to comply with these governmental regulations as well as to improve the quality of their signals. According to the FCC, there were approximately 13,500 radio stations and approximately 4,500 television stations licensed in the United States as of December 31, 2004. The Information Resource Center of the National Association of Broadcasters, using data compiled by the Central Intelligence Agency, calculated the number of radio stations and television stations worldwide, as of January 2005, to be over 48,400 and over 19,200, respectively. Although there has been consolidation in the radio industry in the United States, it is our experience based upon our sales trends that demand continues to be strong for quality audio processing equipment, although there is no trade or industry group that maintains this type of data. Based on replacement equipment orders, we estimate that the average useful life of audio processing equipment is less than five years, and improvements in audio processing equipment cause some radio and television stations to replace equipment before the end of its useful life.
          Our recently developed products, such as those related to digital audio broadcasting (DAB), are appropriate for the audio processing needs of the recording and performing industries. Digital audio broadcasting, which is the digital delivery of broadcasting signals, enables FM radio signals to be near CD quality in terms of clarity and enables AM signals to offer sound quality that is comparable to today’s analog FM signals. Digital audio broadcasting is widely regarded as the future of radio because it makes more efficient use of crowded airwaves, provides better sound quality and is virtually immune to interference.
The Internet
          The Internet has grown rapidly in recent years, spurred by developments such as user-friendly Web browsers, the availability of multimedia PCs, the adoption of more robust network architectures and the emergence of compelling Web-based content and commerce applications. The broad acceptance of the Internet Protocol standard has also led to the emergence of intranets and the development of a wide range of non-PC devices that allow users to access the Internet and intranets.
          Much of the Internet’s rapid evolution towards becoming a mass medium can be attributed to the accelerated pace of technological innovation, which has expanded the Web’s capabilities and improved users’ experiences. Most notably, the Internet has evolved from a mass of static, text-oriented Web pages and e-mail services to a much richer environment, capable of delivering graphical, interactive and multimedia content. Prior to the development of streaming media technologies, users could not play back audio and video clips until the content was downloaded in its entirety. As a result, live Internet broadcasts were not possible. The development of streaming media products from companies such as Microsoft Corporation and RealNetworks, Inc. enables the simultaneous transmission and playback (i.e., the Internet broadcast) of continuous “streams” of audio and video content over the Internet and intranets. These technologies have evolved to deliver audio and video over widely used 28.8 kbps narrow bandwidth modems, yet can scale in quality to take advantage of higher speed access that is expected to be provided by xDSL, cable modems and other emerging broadband technologies. We believe there are now over 6,100 radio stations with Internet sites. This includes over 4,700 radio stations that are offering Webcast or streaming services. With the Internet having no geographic limits, thereby allowing a worldwide audience to listen to existing radio stations, the potential for generating revenues can increase. The audio quality of these Internet radio streams still lags behind that of conventional audio. We believe that we already have many of the solutions for the audio quality issues being presented by these new formats and delivery systems, as outlined below.

Business Plan and Growth Strategy
          Our strategy consists of the following:
          Integrate Orban Operations. We continue to integrate the operations of the former Orban with our existing operations in order to achieve economies of scale, manufacturing and marketing efficiencies, reduced operational expenses and cross-selling opportunities. The combined operation of Orban/CRL provided many new products and product lines. Both Orban and CRL products have been and will continue to be sold through dealership networks as well as international distributors.
          Manufacturing. We have increased manufacturing capacity by outsourcing most low-level and sub assemblies over the past year. Final assembly and a full range of quality controls will continue to be performed at our Tempe plant. The aim is to be more responsive to customer demands for advanced products while increasing efficiencies and maintaining the same high standards of performance and quality. We should realize a savings of approximately $750,000 annually once the consolidation is complete. We expect the cost associated with this consolidation to be approximately $350,000. As a part of this consolidation, the Northern California plant will become the Northern California Research and Design Center Group, located just north of Silicon Valley in San Leandro, California. As of October 15, 2005, we have a backlog of approximately $900,000.
          Focus on Core Audio Processing Business. We will continue to focus on growing our core audio processing business because:
•	We believe that we are a leading producer of broadcast transmission audio processing equipment for the broadcast industry;

•	Although there has been consolidation in the radio industry in the U.S., it is our experience based upon our sales trends that demand continues to be strong for quality audio processing equipment, although there is no trade or industry group that maintains this type of data;

•	Based on replacement equipment orders, we estimate that the average useful life of audio processing equipment is less than five years and improvements in audio processing equipment cause some radio and television stations to replace equipment before the end of its useful life; and

•	We believe that our product depth, technical superiority, and strong distribution channels have positioned us to increase our market share, especially in burgeoning international markets where growth is being spurred by increased radio station usage and the issuance of new radio licenses;
          Develop New Products and Acquire Additional Product Lines. We are exploring and developing new products, such as our Opticodec line of digital encoders and decoders which gives us our first Digital Transmission System for use over the Internet, as well as Integrated Services Digital Network (ISDN), ATM and Frame Relay phone lines with its TCP/IP address ability. We devoted approximately $1.4 million to research and development in each of 2003 and 2004, primarily related to Opticodec products. We intend to continue in the future to devote a significant percentage of our revenue to research and development. In addition, we intend, when circumstances permit, to make strategic acquisitions of additional product lines that are adaptable and complementary to our existing products. For instance, we acquired the assets of Dialog4 on January 18, 2002 in order to expand our ability to sell and market our Codec line of products. Prior to the acquisition, Dialog4 was our supplier for our Codec products.
          Increase Penetration in Emerging Markets. We believe that the emergence of rich multimedia capabilities, such as streaming audio and video, has significantly enhanced the effectiveness of the Web as a global mass communications medium and has accelerated the adoption of corporate intranets as a means to improve communications within enterprises. These enhanced multimedia capabilities, combined with the unique interactive properties of the Internet, are attracting a large and expanding audience and an increasing breadth and depth of content and online commercial applications. As the Web continues to evolve as a mass communications medium, we believe that certain types of content currently delivered through traditional media, such as radio and television, increasingly will be delivered over the Internet. We believe that we already have many of the solutions for the audio quality issues being presented by these new formats and delivery systems, and we intend to leverage our technologies in the rapidly growing markets of digital audio broadcasting (DAB), digital television (DTV), cable television and Internet-related audio delivery including our Optimod-PC.
Principal Products
          Our CRL office manufactures and markets audio processing equipment, primarily using analog technology, under the CRL, Millennium, TVS and Amigo brand names. Our Orban office also manufactures and markets audio processing equipment, but primarily using digital technology, under the Orban, Optimod, Audicy and Opticodec brand names. The combined product line can be separated into four different series or product families: FM Series, AM Series, TV Series, and other audio post-production workstations.
          In 2004, our Orban office, which includes our office in Germany, accounted for 94% of net sales while our CRL office accounted for the remaining 6%. In 2003, our Orban office including the German office accounted for 95% of net sales and our CRL office accounted for the remaining 5%.
The FM Series of Products
          Optimod-FM 8400. The Optimod-FM 8400 digital audio processor introduced in the summer of 2000. It is based on Digital Signal Processing (DSP) technology that is five times more powerful than that of its predecessor, the Optimod-FM 8200 Signature Series. It is easier to use than previous processors, having a number of preset configurations which customize sound processing for specific formats and target audiences. It can be used for either classical/jazz formats or for popular music/talk formats, depending on the settings. It permits customized control of compressor threshold, equalization, balance control, attack rate and multiband clipping for users who do not wish to use the factory presets. It includes a DSP-based stereo encoder and composite processor, target zone gating Audio Gain Controller (AGC), 2 and 5 band compressor, multi-band limiter and graphic equalizer. Two different types of stereo enhancement are standard, and it can be operated in either stereo or mono mode. It is compatible with industry standards.
          Optimod-FM 8300. The 8300 was introduced in the spring of 2003. It is the Company’s mid-priced digital-FM processor, replacing the Optimod-FM 8200 Signature Series in our product line. The 8300 sets a new standard for audio quality at its price point. It uses a significant amount of technology first developed for the flagship 8400 product, including window-gated dual-band AGC, a versatile equalization section, an “intelligent” clipper distortion controller, our patented “Half-Cosine Interpolation” composite limiter, and our patented ITU multiplex power controller, which is important for customers in some European countries. The 8300 will run all 8400 “low latency” presets, allowing presets to be developed on the 8400 and ported to the 8300 via the 8300’s included PC Remote software. The 8300 is the first of the Company’s products to use a new modular control microprocessor platform, based on a 100 MHz 586-class microprocessor and offering built-in Ethernet networking. The Company expects to lower the cost of manufacturing and development by applying this new modular platform its new products.
          Optimod-FM 8500. The 8500 was introduced in February 2005. The Optimod-FM 8500 is designed to be Orban’s new flagship processor and the next step beyond the Optimod-FM 8400. The 8500 features versatile five-band and two-band processing for both analog FM transmission and digital radio, the 8500 provides the industry’s most consistent sound, track-to-track and source-to-source. This consistency allows one to create a sonic signature for transmission with the assurance that your signature will stay locked in, uniquely branding to one’s own sound. The Optimod-FM 8500 allows the customer to save money by not having to purchase more than one processor because the 8500 with double the DSP horsepower allows FM stations to simultaneously transmit iBiquity’s HD Radio®, Eureka 147 or a netcast. The 8500 provides stereo enhancement, equalization, AGC, multiband compression, low-IM peak limiting, stereo encoding and composite limiting.
          Other Optimod Processors. Our Orban office also produces other processors with fewer features at lower costs. The Optimod-FM 8200 Signature Series uses digital technology and has factory presets but can be customized for optimum sound. It also permits tailoring a signal for loudness, clarity, brightness and “punch” as required, but at lower cost. The Optimod-FM 2200 is based on technology in the Optimod-FM 8200 and offers the benefits of digital processing to stations with a modest budget. Other Optimod-FM products include the 8218, a stand-alone digital FM stereo encoder, and the 8200ST which is an adjustable compression studio chassis.

          CRL Amigo-FM. The CRL Amigo-FM Audio Processor is an integrated “one box” processing system for small to mid-size radio stations on a tight budget. It is a single unit with a dual band AGC, a variable pre-emphasis multi-band limiter, and digitally synthesized stereo generator.
          Other FM products. Other CRL FM products include the Millennium, a digital audio processor, Modulation Signature, a multi-band limiter, the SG-800A Stereo Generator, and the SCA-300B Subcarrier Generator. In addition, Orban offers the 222A, which is a stereo spatial enhancer.
The AM Series of Products
          Optimod-AM 9200. The Optimod-AM 9200 is our top-of-the-line digital audio processor for monophonic AM radio stations, which enables the user to maximize the sound quality available within the limitations of the AM channel.
          Optimod-HF 9200. The Optimod-HF 9200 is a complete digital audio processor designed for the demanding requirements of short-wave broadcasting and “all-talk” AM radio stations that are experiencing nighttime interference problems.
          Optimod-AM 9100B2. The Optimod-AM 9100B2 is a complete audio processor with a six-band limiter and distortion-canceling clipper for stereo AM radio stations.
          CRL Amigo-AM. The Amigo AM Audio Processor is a complete stereo audio processing system, including a dual band AGC, triband limiter, and NRSC (National Radio Systems Committee) output filtering. It is designed for small to mid-size radio stations on a tight budget.
          Other AM Products. Our CRL office also offers the Amigo Talk, Amigo HF, AGC-400 Automatic Gain Controller, the SEC-400 Multi-Band Compressor/Equalizer, the PMC-450 Limiter and the AM-4 Monaural Audio Processing System at a lower price points.
Television Products
          Optimod-TV 6200. The Optimod-TV 6200 is our top-of-the-line digital audio processor for two-channel (left and right audio channels) digital television transmissions (DTV). It provides two-band and five-band Optimod processing structures and is compatible with all digital television applications, including conventional land-based, cable or satellite distribution of mono, two-channel or Dolby Surround encoded programs.
          Optimod-TV 8282. The Optimod-TV 8282 is a digital audio processor designed for analog television audio, whether mono, stereo or dual-language, and is compatible with all monophonic and stereo broadcast systems.
          Other Optimod-TV Products. We also offer the Optimod-TV 8182A which is an analog audio processor for both stereo and monophonic analog television; the Optimod-TV 8185A, a BTSC television stereo generator; the Optimod-TV 8182A Secondary Audio Program (SAP) Generator which is primarily designed for public second language use; the Optimod-TV 8185A PRO Generator (Professional Channel for non-public use); and the 275A Automatic Stereo Synthesizer which improves the sound of monophonic programs when heard on stereo or surround television systems.
          CRL TVS Processors. Our CRL office offers audio processing products for television, including the TVS-3001, a top-of-the-line stereo television processing system designed with surround sound compatibility; the TVS-3003, a digitally synthesized stereo TV generator; the TVS-3004, a Professional Channel (PRO) digitally synthesized subcarrier generator; and the TVS-3005, a digitally synthesized subcarrier generator for a secondary audio program (SAP) channel.
          CRL Amigo-TV. CRL Amigo-TV is a complete audio processing solution for a variety of monophonic television applications.

          Avocet Pro-Line 102A. The Avocet Pro-Line 102A is designed for internal foldback and data transmission applications. Its single rack space design enables secure mounting in mobile broadcast facilities.
          Avocet TV-2. The Avocet TV-2 is a modular receiver capable of incorporating Main SAP and/or Pro audio. Its SAP channel incorporates full dbx decoding for the most accurate and clearest audio available. It enables the user to receive or monitor production-quality audio for many applications, including feeding SAP channel to distribute promotional spots to radio stations and feeding translators and repeaters.
          Avocet AV100. The Avocet AV100 television audio receiver features high-quality audio with professional specifications and balanced SAP and Main channel outputs. It can also be used for monitoring the Emergency Alert System, recording programming off-air, sending news promotionals to radio stations and rebroadcasting to translators.
Other Products
          Optimod 6200S. The Optimod 6200S is our top-of-the-line digital audio processor for Internet Webcasters.
          Optimod-DAB 6200. The Optimod-DAB 6200 is the first audio processor designed specifically for digital audio broadcasting (DAB).
          Audicy. Orban manufactures and sells digital audio production and video post-production workstations under the Audicy brand name. The workstations feature a simple set of controls and other features designed to reduce customer-training costs.
          Opticodec. We announced the introduction of a new line of codecs in October 2000, which are being sold under the Opticodec brand name. The term “codec” is derived from the words “enCOde” and “DECode” and represents a technology utilized in the transfer of digital data. Our Opticodec line of products will allow our customers to send high-quality digital audio over the Internet, computer networks and special Integrated Services Digital Network (ISDN) telephone lines.
          Opticodec-PC. In March 2004, we announced Opticodec-PC. This is the first product that allows netcasters to stream audio encoded with the aacPlus® codec, which the Company licensed from its creator, Coding Technologies Inc. aacPlus is generally acknowledged as the highest quality codec for low bit rates. Thanks to aacPlus technology, Opticodec-PC offers entertainment-quality streaming in stereo at 32 kilobits per second, permitting audiences on dial-up Internet connections to enjoy high-quality streaming audio for the first time, while greatly reducing bandwidth costs for high-volume netcasters.
          Opticodec-PC comes in two versions. The professional “PE” version is bundled with the Company’s Optimod-PC audio card, and supports multiple streams. The consumer “LE” version will work with any Windows sound card, but only supports one stream and is limited to bit rates of 32 kilobits per second and below.
          Other. Our other products include stereo and monophonic gain controllers, stereo spatial enhancers, test and analysis tools, studio chassis and other products related to our audio processing equipment.
Marketing and Customers
          Our products are available to AM and FM radio stations and television stations and Internet broadcasters around the world. According to the FCC, there were approximately 13,500 radio stations and approximately 4,500 television stations licensed in the United States as of December 31, 2004. The Information Resource Center of the National Association of Broadcasters, using data compiled by the Central Intelligence Agency, calculated the number of radio stations and television stations worldwide, as of January 2005, to be over 48,400 and over 19,200, respectively. Stereo broadcasting in both radio and television requires audio processing equipment. Based on replacement equipment orders, we estimate that the average useful life of audio processing equipment is less than five years, and improvements in audio processing equipment cause some stations to replace equipment before the end of its useful life.

          Sales of our products are conducted primarily through wholesale distributors and dealers. Most distributors of our products are also distributors for other products used by radio and television stations. None of our distributors solely distributes our products.
          In recent years, the radio and television industry in the United States has experienced a great deal of consolidation of ownership. As a result, several corporations each now own a substantial number of radio and television stations. These corporations are the largest indirect purchasers of our audio processing and post-production equipment. In 2004, our largest customer, Harris Corporation, accounted for approximately 19% of net sales. In 2003, the same customer accounted for approximately 20% of net sales. Another one of our largest customers, Broadcast Supply Worldwide, accounted for just over 8% of our net sales for 2004 representing a decrease of 1% over 2003. Harris Corporation and Broadcast Supply Worldwide are suppliers and distributors of broadcast equipment. We rely to a large extent on replacement orders placed by existing customers. In 2004, our domestic customers account for approximately 38% of our sales revenues while foreign customers account for the other 62%. In 2003, our domestic customers accounted for approximately 37% while our foreign customers accounted for approximately 63%. Our dependence on a small number of relatively large customers increases the magnitude of fluctuations in operating results particularly on a period to period, or period over period, comparison basis.
Competition
          The market for broadcast transmission audio processing equipment is only marginally competitive, primarily because it is a mature market that is not characterized by a large amount of growth. We compete with a limited number of other manufacturers of audio processing equipment. However, we cannot state with any precision our relative standing within the industry.
          We concentrate on the market opportunities that management believes are compatible with our resources, overall technological capabilities and objectives. The principal competitive factors in our business include cost-effectiveness, product quality and reliability, technological capabilities, service and financing for research and development.
Intellectual Property and Proprietary Rights
          Our success and ability to compete is dependent in part upon our ability to protect and maintain our proprietary rights to our intellectual property. We rely on a combination of patent, trademark and copyright laws and restrictions on disclosure to establish and protect our intellectual property.
          We have pursued registration of our key patents and trademarks in the United States and overseas. We own several U.S. registered trademarks including Orban, Optimod, Audicy, Dynafex, CRL, CRL Systems and Millennium and have filed registrations for these marks in Canada, Japan, India, Brazil, Taiwan, Australia and certain European countries.
          Since our inception, we have been granted a number of patents, many of which have expired. As of June 1, 2005, we hold the following U.S. patents which we deem to be of material importance to our competitive position within our industry:
•	United States Patent No. 4,837,824, entitled “Stereophonic Image Widening Circuit” Grant Date: June 6, 1989, expires in 2009;

•	United States Patent No. 5,050,217, entitled “Dynamic Noise Reduction and Spectral Restoration System” Grant Date: September 17, 1991, expires in 2011;

•	United States Patent No. 5,444,788, entitled “Audio Compressor Combining Feedback and Feedforward Sidechain Processing” Grant Date: August 22, 1995, expires in 2015;

•	United States Patent No. 5,737,434, entitled “Multi-Band Audio Compressor with Look-Ahead Clipper” Grant Date: April 7, 1998, expires in 2018; and

•	United States Patent No. 6,337,999, entitled “Oversampled Differential Clipper” Grant Date: January 8, 2002, expires in 2022.
          Patents issued prior to 1985 have a 17-year term. Patents issued after 1985 generally have a term of 20 years from the date on which the application for the patent was filed in the United States or, in special cases, from the date an earlier related application was filed. Under U.S. law, the right conferred by the patent grant is the right to exclude others from making, using, offering for sale or selling the invention in the United States or importing the invention into the United States. What is granted is not the right to make, use, offer for sale, sell or import, but the right to exclude others from making, using, offering for sale, selling or importing the invention. Once a patent is issued, it is up to the patentee to enforce the patent. We cannot guarantee that we will discover any or all infringements of our patent rights.
          We generally enter into confidentiality, license and non-disclosure agreements with our employees, licensees and outside consultants that seek to limit the use and distribution of our proprietary materials. The royalty income that we receive under existing license agreements is not material.
Vendors
          We purchase raw materials from various vendors. Currently, we can obtain the component parts necessary for the manufacture of our products and equipment from a variety of sources. Furthermore, no single vendor sells us more than 10% of our total raw material purchases. Nevertheless, as technology improves, certain component parts may become obsolete and our vendors may discontinue their production of such parts. If this occurs, we may not be able to obtain these necessary component parts from alternative sources. As a result, we may be forced to design around these parts or make a one-time lifetime purchase of discontinued parts so that we are able to continue producing our products and equipment.
Employees
          As of October 15, 2005, we had approximately 80 full-time employees. Our CRL office, located in Tempe, Arizona employs approximately 19 persons. Our Orban office, located in San Leandro, California employs approximately 55 persons. As a result of our plan to consolidate our Orban office with our office in Tempe, Arizona, we expect to have fewer employees. Our employees are not represented by a labor union. We consider our relations with our employees to be good. Our Orban Europe office located in Ludwigsburg, Germany employs approximately 6 persons.
LEGAL PROCEEDINGS
          We are not currently involved in any material litigation, nor do we know of any legal proceedings pending or threatened against us.

MANAGEMENT
          Our directors, executive officers and key employees, and their ages as of October 15, 2005 are:

Name	Age	Positions
Charles Jayson Brentlinger	50	Chief Executive Officer, Chairman of the Board and President
Gary D. Clarkson	52	Secretary, Vice President and Director
Christopher M. Kampmeier	53	Director
Robert A. Orban	59	Vice President, Chief Engineer and Director
Carl E. Matthusen	61	Director
Phillip T. Zeni, Sr.	63	Executive Vice President, Chief Operating Officer and Director
Peter J. Lee	50	Vice President of Orban European Operations
Robert W. McMartin	43	Vice President, Treasurer and Chief Financial Officer
Greg J. Ogonowski	49	Vice President of New Product Development
Directors
          Charles Jayson Brentlinger has served as our President, Chief Executive Officer and a director since June 1999, and as our Chairman of the Board since October 1999. He was formerly the President and owner of Rainbow Broadcasting Inc. and Brentlinger Broadcasting, Inc. In May 2000, Mr. Brentlinger sold all of his broadcast ownership interests to his family. Mr. Brentlinger has over 27 years of experience in the radio industry. He has worked as a broadcast consultant for nearly every radio station in the Phoenix area. Mr. Brentlinger formed his own broadcast engineering firm in 1986. Some of his many clients have included Scripps Howard Broadcasting, Adams Radio Communications Corporation, Adams Satellite/ABC, Transtar Radio Network, Pulitzer Broadcasting Phoenix, Duchossois Communications Corporation, Sundance Communications Corporation, Arizona Radio and Television Corporation, Cook Inlet Corporation, First Media Corporation, Duffey II Corporation and TransCOM/Transcolumbia Corporation. Mr. Brentlinger attended DeVry Institute of Technology and the University of Arkansas at Little Rock. He is a member of the Society of Broadcast Engineers and National Association of Broadcasters. He holds a FCC General Radiotelephone license, valid for life.
          Gary D. Clarkson is one of our founders and has served as our Vice President since August 2000, our Secretary since October 1999 and as a director since our incorporation in 1978. He also served as our Treasurer from August 2000 to June 2001. Following the death of our other founder, Mr. Ronald R. Jones, Mr. Clarkson served as our Chief Executive Officer, President and Chairman from January 1998 to June 1999. Mr. Clarkson began his broadcasting career by serving in assistant and chief engineering positions at several Phoenix area radio stations from 1971 until 1978. Since our founding in 1974, Mr. Clarkson has devoted substantially all of his business efforts to our business and served as our design engineer from 1974 to 1998. Mr. Clarkson holds an associate degree in electronics engineering technology from DeVry Institute of Technology, Phoenix, Arizona.
          Christopher M. Kampmeier has served as a director since April 2003. Since 1996, he has served as Director of Programming for the Clear Channel Communications, Inc. operations in Orlando, Florida where he directs the programming of 5 FM and 2 AM radio stations and supervises a staff of 63 full-time and approximately 50 part-time employees, with an annual budget of over $7.25 million. In 2002, he was promoted to Regional Vice President of Programming for the central and northern Florida regions, adding oversight responsibility of 22 additional stations to his duties. Prior to his employment with Clear Channel Communications, Inc., he held Program Director and Vice President of Programming positions in New York City, Los Angeles, Phoenix and Tampa. He also held General Manager positions in Salt Lake City, Utah and New Haven, Connecticut.
          Robert A. Orban has served as a Vice President since June 2001 and director since May 2000. In 1975, he co-founded Orban Associates, Inc. with his late business partner, Mr. John Delantoni. Since that time, Mr. Orban has served as Chief Engineer for Orban Associates (and its successor, Orban, Inc.) where he has concentrated on the theoretical support for and subjective tuning of that company’s products. In 1975, he introduced Orban Associates’ standard-setting OPTIMOD line of audio processors, including the OPTIMOD-FM processors which are among the most widely used FM processors in the world. Mr. Orban is the holder of 25 patents, and he has been widely published in such publications as the Journal of the Audio Engineering Society and the NAB Engineering Handbook. In 1993, Mr. Orban shared (with Dolby Labs) a Scientific and Technical Award from the Academy of Motion Picture Arts and Sciences, and in 1995 he received the Radio Engineering Achievement Award from the National Association of Broadcasters. Mr. Orban received a B.S. in Electrical Engineering from Princeton University in 1967 and an M.S. in Electrical Engineering from Stanford University in 1968.
          Carl E. Matthusen has served as a director since February 1988. Mr. Matthusen began his career in the broadcast industry in 1963 serving in various capacities at seven radio broadcast stations in Arizona, Wisconsin, Minnesota and Virginia. Since 1978, he has been General Manager of KJZZ-FM, KBAQ-FM and Sun Sounds Radio Reading Service operated by Rio Salado College in Mesa, Arizona. Mr. Matthusen served on the board of directors of National Public Radio from 1990 to 1996, and was chairman of the board from 1992 to 1996. Since 1999, Mr. Matthusen has served as a member of the board of the International Association of Audio Information Services.
          Phillip T. Zeni, Sr. has served as our Executive Vice President and Chief Operating Officer since October 2002 and as a director since May 2000. Mr. Zeni’s professional and business career spans more than three decades and includes ownership and senior management positions in consulting, publishing and broadcasting. Since 1993, he has served as President of Transcontinental Publishing, Inc., a publishing house specializing in international and regional trade publications for the construction industry. Mr. Zeni is also Executive Vice President of Palmieri USA, an importer and distributor of construction equipment, and the owner and Managing Director of PhysicianNet.com, a six-year-old Web site that serves the medical community. Previously, Mr. Zeni served as managing partner of a Dallas-based group of broadcasting stations and as Director of Business Development for NBC Radio and Westinghouse–Group “W” Broadcasting in Chicago. He has also served as a Vice President of Multimedia Communications, and as general manager of two of that company’s major broadcasting properties in the South. Mr. Zeni has presented seminars for the National Association of Broadcasters and the Radio Advertising Bureau. Mr. Zeni holds a B.A. from the University of Illinois. He has served as an adjunct professor at the University of Arkansas at Little Rock and at Millikin University in Decatur, Illinois. Mr. Zeni has also guest lectured at the University of Wisconsin, Michigan State University, the University of Illinois and Arkansas State University. Mr. Zeni has been active in a wide range of charitable, civic and social organizations throughout his career. His time in public service included serving on the staff of Illinois Governor Richard Ogilvie, followed by two White House assignments during the Ford and Carter administrations. Currently, Mr. Zeni serves as President and on the board of directors of the University Club of Phoenix.
          In connection with the recent settlement with Dialog4, Berthold F. Burkhardtsmaier resigned from the Board effective April 15, 2005. See also “MANAGEMENT’S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS – Recent Developments – Dialog4 Settlement.” Mr. Burkhardtsmaier served as a Director from January 2002 until his resignation and served as our Vice President of European Operations from January 2002 until February 2003. In 1992, he founded Dialog4 System Engineering GmbH in Ludwigsburg, Germany and served as its Managing Director for 10 years. During this time, he introduced the “MusicTAXI” and “Soundtainer” product lines, established a worldwide product distribution network and received ISO-9001 certification in 1998. From 1989 to 1992, he was employed by Shure Bros., Inc. to establish their European subsidiary in Heilbronn, Germany and serve as its Managing Director. From 1986 to 1989, he was employed by Harman Deutschland in Germany as a product manager for the JBL and Shure product lines and was responsible for establishing new market segments in cinema, professional sound reinforcement and industrial sound. In 1986, Mr. Burkhardtsmaier received a master’s degree in electromechanical engineering from the Technical University in Munich, Germany where he specialized in acoustics and communication systems. Other than his status as a stockholder, Mr. Burkhardtsmaier is no longer affiliated with the Company.
Executive Officers
          Robert W. McMartin has served as our Treasurer since January 2002 and as our Vice President and Chief Financial Officer since June 2001. Prior to joining us, Mr. McMartin served as the Chief Financial Officer of IMSure Network, Inc., a technology company providing eCommerce Internet technology products, from March to December 2000. From November 1999 to March 2000, Mr. McMartin served as the Director of Finance of Fox Animation Studios, Inc. in Phoenix, Arizona. Prior to that time, he was Corporate Controller of Trapeze Software Group, Inc., a software solutions manufacturer and developer, from April 1998 to November 1999. Mr. McMartin was employed as a staff accountant for Cotton Parker Johnson, L.L.P. from June 1998 to October 1998, and held a similar position with The O’Connor Group, P.C. from November 1997 to May 1998. From 1992 to 1995, Mr. McMartin served as Senior Financial Analyst for Blackwell Financial, Inc., a capital investment firm. Mr. McMartin holds a B.S. in Finance from Westminster College and a Post Baccalaureate Certificate in Accountancy from Arizona State University.
          Peter J. Lee has served as our acting Vice President of Orban European Operations since his appointment by the Executive Committee of the Board of Directors on July 23, 2002. He joined our Company as a result of the Asset Sale and Purchase Agreement with Dialog4 on January 18, 2002. From 1997 to 2000, he was employed by 360 Systems Europe as their Managing Director and Sales Manager. He was employed by Foxtex Corporation of America as their Managing Director and Sales Manager from 1994 to 1997.
          Greg J. Ogonowski has served as our Vice President of New Product Development since October 2000. In 1975, Mr. Ogonowski founded Gregg Laboratories, an audio processing equipment manufacturing company. From 1998 to October 2000, Mr. Ogonowski served as Technical Director for KBIG/KLAC in Los Angeles, California, where he designed and installed a computer network and digital audio delivery system that resulted in KBIG/KLAC being one of the first radio stations to directly stream audio to the Internet with internal encoders and servers. Mr. Ogonowski has also been directly responsible for other technical facilities at many major market radio stations, including stations in Detroit, Dallas and Seattle. As technical director for KTNQ/KLVE, Heftel Broadcasting, Los Angeles, from 1985 to 1991, Mr. Ogonowski relocated studio facilities and constructed a new efficient alternative use AM transmission facility. In 1984, Mr. Ogonowski founded Modulation Index, a broadcast engineering consulting company. He has conducted studies on broadcast modulation measurement instrumentation and FM modulators, including STLs and exciters. As a result of these studies, Mr. Ogonowski has developed modifications for popular monitors, STLs and exciters to improve their dynamic transient accuracy and competitiveness. A technical paper was presented before the National Association of Broadcasters regarding these findings.
EXECUTIVE COMPENSATION
          The following table sets forth information concerning the annual and long-term compensation paid or accrued to the Chief Executive Officer and the four highest compensated executive officers whose salary and bonus exceeded $100,000 during 2004.

Summary Compensation Table

					Restricted		Securities
	Fiscal				Stock		Underlying		All Other
Name and Principal Position	Year	Salary		Bonus	Awards ($)(1)		Options (#)		Compensation
Charles Jayson Brentlinger	2004	$173,421		$42,422	—		1,365,005	(2)	$20,425	(3)
President, Chief Executive Officer	2003	173,421		—	—		—		112,429	(4)
and Chairman of the Board	2002	170,594		—	—		—		45,961	(5)

Robert A. Orban	2004	$178,566		—	—		50,000	(7)	$189,677	(6)
Vice President and	2003	178,566		—	—		—		64,631	(6)
Chief Engineer	2002	178,566		—	—		—		28,980	(6)

Phillip T. Zeni, Sr.	2004	$164,903		—	13,466	(9)	50,000	(7)	$28,706	(10)
Executive Vice President and	2003	90,865		—	154,227	(9)	—		26,306	(11)
Chief Operating Officer	2002	33,653	(8)	—	8,409	(9)	—		—

Robert McMartin	2004	$149,777		—	30,000		—		$14,400	(12)
Vice President and	2003	125,826		—	5,535		—		—
Chief Financial Officer	2002	119,537		—	—		—		—

Greg J. Ogonowski	2004	$150,000		—	—		—		—
Vice President of New	2003	150,000		—	—		—		$4,000	(13)
Product Development	2002	150,000		—	—		—		—

(1)	The amounts shown in this column represent the dollar value of the grant of restricted stock based on the value of the Company’s common stock on the grant date.

(2)	On December 29, 2004, the Board of Directors approved to extend Mr. Brentlinger’s options that were due to expire September 30, 2004. The new expiration date is December 29, 2009. The option price was reduced from $1.00 per share to $0.70 per share. These options are in connection to the Stock Purchase Agreement between Mr. Brentlinger and the Company. No options have been exercised under this grant.

(3)	Represents car allowance; $12,625 was paid to Mr. Brentlinger and $7,800 was paid to Diamond Head LLC, which is owned and controlled by Mr. Brentlinger.

(4)	Included $98,029 of compensation paid to Mr. Brentlinger for signing personal guarantees in connection with the Dialog4 Asset Sale and Purchase Agreement (the “Dialog4 Agreement”) and the settlement agreement between Solectron and the Company (“the Solectron Agreement”).

(5)	Paid to Mr. Brentlinger for signing personal guarantees in connection with the Dialog4 Agreement and the Solectron Agreement.

(6)	Represents commissions earned on sales of company products pursuant to Mr. Orban’s employment agreement with the Company. We began to pay Mr. Orban approximately $5,000 per month, plus accrued interest at 8% per annum in August 2005, to satisfy the commissions owed to Mr. Orban. The amount originally owed to Mr. Orban was $158,000.

(7)	Represents options granted to this person by the Board of Directors on January 23, 2002. The options, which vested immediately, were exercisable prior to January 23, 2005, at a purchase price of $1.00 per share. On December 29, 2004, the Board of Directors extended the exercise period to January 23, 2009, and reduced the purchase price to $0.70 per share, which the Board determined was not less than the fair market value of the common stock on such date. No options have been exercised under this grant.

(8)	Represents Mr. Zeni’s compensation from September 30, 2002 to December 31, 2002.

(9)	Represents stock based compensation in lieu of cash.

(10)	$20,311 represents car allowance and the remaining $8,395 represents a living allowance.

(11)	$26,306 represents restricted stock transferred as part of a loan transaction executed May 19, 2003. $7,500 represents cash consideration for the previously discussed stockholder note. $9,306 represents interest accrued relating the same note. Mr. Zeni received $9,000 for car allowance and $500 for 2002 board meeting fees.
(12)	Represents car allowance.

(13)	Represents consideration paid to Modulation Index, an engineering and consulting company owned by Mr. Oganowski, for services provided to CRL by Modulation.
Compensation of Directors
          We pay our directors (other than directors who are also employees) for their service. Each director receives $100 for each board meeting and committee meeting attended, either in person or by telephone. During the year ended December 31, 2004, outside directors were paid a total of $1,600 for attendance at board meetings.
Employment Contracts
          We have an employment agreement with our President, Chief Executive Officer and Chairman of the Board, Charles Jayson Brentlinger. This agreement commenced on January 1, 2002, and continued through May 31, 2005. The agreement continues in effect after May 31, 2005 until terminated by either party. Pursuant to the agreement, Mr. Brentlinger will serve on a full-time basis as our President and Chief Executive Officer. The agreement provides that Mr. Brentlinger will receive an annual base salary of not less than $175,000. The agreement includes provisions relating to other customary employee benefits and the confidentiality of our proprietary information.
          We have an employment agreement with our Executive Vice President and Chief Financial Officer, Robert McMartin. This agreement was entered as of June 1, 2005 and continues until May 31, 2010, unless earlier terminated. The agreement provides that Mr. McMartin will receive an annual base salary of not less than $175,000. The agreement includes provisions relating to other customary employee benefits and the confidentiality of our proprietary information.
          We have an employment agreement with our Executive Vice President of Mergers and Acquisitions, Phillip T. Zeni, Sr. This agreement commenced on October 1, 2002 and continued through May 31, 2005. The agreement continues in effect after May 31, 2005 until terminated by either party. Pursuant to this agreement, Mr. Zeni will serve on a full-time basis as our Executive Vice President of Mergers and Acquisitions. The agreement provides that Mr. Zeni will receive an annual base salary of not less than $175,000. The agreement includes provisions relating to other customary employee benefits and the confidentiality of our proprietary information.
          We also have an employment agreement with our Vice President and Chief Engineer, Robert A. Orban. The agreement is dated as of May 31, 2005, and has a five-year term, unless otherwise earlier terminated by either party. Pursuant to this agreement, Mr. Orban is employed on a full-time basis as Chief Engineer of our wholly owned subsidiary, CRL Systems, Inc. doing business as Orban. The agreement provides that Mr. Orban will receive an annual base salary of $300,000. The agreement includes provisions relating to other customary employee benefits, the confidentiality of our proprietary information and Mr. Orban’s assignment to Circuit Research Labs, Inc. of inventions conceived or developed by Mr. Orban during the term of the agreement.
          In addition, we have an employment agreement with Greg J. Ogonowski, our Vice President of New Product Development. This agreement commenced on January 1, 2002 and continued through May 31, 2005. The agreement will continue in effect after May 31, 2005 until terminated by either party. Pursuant to this agreement, Mr. Ogonowski will serve on a full-time basis as our Vice President of New Product Development. The agreement provides that Mr. Ogonowski will receive an annual base salary of not less than $150,000. The agreement includes provisions relating to other customary employee benefits and the confidentiality of our proprietary information.
Equity Compensation Plan Information
          Circuit Research Labs, Inc. maintains the 1994 Stock Option Plan (the “1994 Plan”) pursuant to which it may grant equity awards to eligible persons. The 1994 Plan expired in 2004 and no additional options may be granted thereunder. The following table summarizes our equity compensation plan information as of December 31, 2004. Information is included for both equity compensation plans approved by the Company’s shareholders and equity plans not approved by our shareholders.

			Common shares remaining
	Common shares to be	Weighted-average	available for future issuance
	issued upon exercise of	exercise price of	under equity compensation
	outstanding options,	outstanding options,	plans (excluding shares
	warrants and rights	warrants and rights	reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by Company shareholders	0	$0.00	None (Plan has expired)

Equity compensation plans not approved by Company shareholders	2,915,005	$0.64	None

Totals	2,915,005	$0.64	None

On November 4, 2005, the closing price of Circuit Research Lab’s common stock as reported by the NASD’s OTC Bulletin Board was $1.75.
PRINCIPAL SHAREHOLDERS
          The following table presents information, to the best of our knowledge, concerning the beneficial ownership of the shares of our common stock as of October 15, 2005, for each of our directors and named executive officers, all directors and executive officers as a group and each person known by us to be the beneficial owner of more than five percent of our common stock.
          Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment with respect to shares beneficially owned. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each shareholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the shareholder. Shares of common stock subject to options and warrants that are exercisable or exercisable within 60 days of October15, 2005 are considered outstanding and beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

		Number of Shares	Percent of Class
Name of Beneficial Owner	Title of Class	Beneficially Owned	(1)
Directors and Executive Officers:
C. Jayson Brentlinger Family Limited Partnership(2)(3)	Common Stock	3,949,832	42.42%
Berthold F. Burkhardtsmaier(4)	Common Stock	1,300,000	16.26%
Gary D. Clarkson(5)	Common Stock	52,930	0.66%
Christopher M. Kampmeier	Common Stock	70,878	0.89%
Robert A. Orban(5)	Common Stock	66,600	0.83%
Carl E. Matthusen(5)	Common Stock	100,000	1.25%
Phillip T. Zeni, Sr.(5)	Common Stock	652,153	7.96%
Peter J. Lee	Common Stock	—	0.00%
Robert W. McMartin	Common Stock	286,400	3.53%

		Number of Shares	Percent of Class
Name of Beneficial Owner	Title of Class	Beneficially Owned	(1)
Greg J. Ogonowski	Common Stock	6,666	0.08%
All directors and executive officers as a group (10 persons)	Common Stock	6,485,459	65.00%

5% Holders:
Jayson Russell Brentlinger(6)	Common Stock	1,550,000	16.50%
Dialog4 System Engineering GmbH(4)	Common Stock	1,250,000	15.73%
Cornelia Burkhardtsmaier(4)	Common Stock	1,250,000	15.73%
Friedrich Maier(4)	Common Stock	1,250,000	15.73%
Harman (7)	Common Stock	1,509,804	19.00%
Unless otherwise noted, the address of each person named in the table is 1302 West Drivers Way, Tempe, Arizona 85284.

(1)	On the basis of 7,946,337 shares of common stock outstanding as of October 15, 2005.

(2)	Includes 1,365,005 shares subject to exercisable options granted to Mr. Brentlinger pursuant to the Stock Purchase Agreement that we entered into with him on June 23, 1999. Under the Stock Purchase Agreement, we granted Mr. Brentlinger a five-year option to purchase 1,000,000 shares of our common stock at an exercise price of $1.00 per share. These options were exercisable upon grant, and were set to expire on September 30, 2004. On December 29, 2004, the Board of Directors agreed to extend his options until December 29, 2009. No options have been exercised under this grant. On January 16, 2002, Mr. Brentlinger assigned 200,000 of these options to his father, Mr. Jayson Russell Brentlinger. Mr. Brentlinger has acquired an additional 565,005 options pursuant to anti-dilution modifications made to the Stock Purchase Agreement by the Board of Directors on May 15, 2001. Such anti-dilution modifications are retroactive to June 23, 1999.

(3)	Mr. Brentlinger is deemed to have direct beneficial ownership of the shares owned by C. Jayson Brentlinger Family Limited Partnership based on his status as General Partner and Trustee of C. Jayson Brentlinger Family Limited Partnership. The address of C. Jayson Brentlinger Family Limited Partnership is 1302 West Drivers Way, Tempe, Arizona 85284.

(4)	Based on the information provided in the Schedule 13D/A, Amendment No. 1, filed jointly by Dialog 4 System Engineering GmbH (“Dialog4”) and Berthold Burkhardtsmaier, Cornelia Burkhardtsmaier, and Friedrich Maier (collectively, the “Shareholders”) with the Securities and Exchange Commission on January 6, 2003. The Shareholders are deemed to have direct beneficial ownership of the shares owned by Dialog4 based on their status as controlling shareholders of Dialog4. The address of Dialog4 and the Shareholders is Dialog4 System Engineering GmbH, c/o Haver & Mailander, Attn. Dr. Kessler, Lenzhalde 83-85, Stuttgart, Germany D-70182. For a discussion of our acquisition of the assets of Dialog4 and the shares issued to Dialog4 in connection with the acquisition, see ““MANAGEMENT’S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS – Recent Developments”.

(5)	Includes 50,000 shares subject to immediately exercisable options granted to this person by the Board of Directors on January 23, 2002. The exercise period of the options expires on December 29, 2009. The options have an exercise price of $0.70 per share.

(6)	Includes 1,250,000 shares subject to immediately exercisable options granted to this person by the Board of Directors on January 23, 2003. The options have an exercise price of $0.55 per share and expire on January 23, 2006. No options have been exercised under this grant. The address of Mr. Jayson Russell Brentlinger is 7434 East Stetson Drive, Suite 245, Scottsdale, Arizona 85251.

(7)	Pursuant to our debt restructuring with Harman, in certain circumstances, we are obligated to issue to Harman as many additional shares as is then necessary to cause Harman to maintain a 19% ownership interest. The address of Harman is 8500 Balboa Boulevard, Northridge, California 91329.

SELLING SHAREHOLDER
          On January 18, 1002, we purchased certain assets from Dialog4. In partial payment for those assets we issued 1,250,000 shares of common stock to Dialog4. This prospectus relates to the offer and sale from time to time by Dialog4 of those shares.

          We are registering the shares to enable the selling shareholder to resell the shares in the public market from time to time or on a delayed basis and to permit secondary trading of the shares after they are sold by the selling shareholder. We are paying for the registration of such securities but will not pay for the fees, commissions, and other similar expenses, if any, of the selling shareholder, their attorneys or other representatives, as a result of the sale of such securities by the selling shareholder. See “USE OF PROCEEDS” and “PLAN OF DISTRIBUTION.”

Number of shares
	Number of shares	that may be offered	Number of shares	Percentage of
	beneficially before	pursuant to this	beneficially owned	shares to be owned
Selling Shareholder	offering	prospectus	after the offering	after the offering
Dialog4 Systems Engineering GmbH	1,250,000	1,250,000	0	*

*	Less than 1%.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
          On June 23, 1999, we entered into a Stock Purchase Agreement with Mr. Brentlinger, our current President, Chief Executive Officer and Chairman of the Board. Pursuant to the Stock Purchase Agreement, Mr. Brentlinger, received, amongst other things, a five-year option to purchase an additional 1,000,000 shares for $1.00 per share. This option was due to expire September 30, 2004 but was renewed to expire on December 29, 2009. The option price was reduced from $1.00 per share to $0.70 per share.
          On February 20, 2003, Robert Orban, the Company’s Vice President and Chief Engineer, loaned the Company $68,000 for short-term working capital needs. The loan was paid in full on May 20, 2003 with interest at the rate of 16 percent per annum. To induce Mr. Orban to make the loan, the Company gave him a choice to receive options to purchase 68,000 shares of common stock or to receive 1 (one) share of common stock per dollar loaned. As of October 15, 2005, Mr. Orban has not made a decision under his right to elect.
          On May 19, 2003, Phillip T Zeni, the Company’s Executive Vice President and Chief Operating Officer, loaned the Company $100,000 to be applied to the Harman debt. The loan was due August 19, 2003, with interest at a rate of 16 percent per annum. To induce Mr. Zeni to make the loan, the Company granted 2 (two) shares of common stock per dollar loaned. The Company will also issue options to Mr. Zeni to purchase 200,000 shares of common stock of the Company for a purchase price of $0.45 per share. These options will be issued in 2005 as a result of the Harman debt restructure.
          On May 25, 2004, Robert McMartin, the Company’s Vice President and Chief Financial Officer, loaned the Company $50,000 to be applied to reduce the accrued past due interest owed to Harman. The loan was due August 25, 2004 and paid, with interest at a rate of 16% per annum. To induce Mr. McMartin to make the loan, the Company granted 2 (two) shares of common stock per dollar loaned. The Company will also issue options to Mr. McMartin to purchase 100,000 shares of common stock of the Company for a purchase price of $0.45 per share. These options will be issued in 2005 as a result of the Harman debt restructure. The loan was repaid to Mr. McMartin.
          Interest expense on all stockholder loans for the years ended December 31, 2004 and 2003 was $25,547 and $10,541, respectively.
          In November 2004, the spouse of our President, Chief Executive Officer and Chairman of the Board was hired in our customer service department at an annual salary of approximately $52,000.

          In November 2004, Christopher Kampmeier Jr., the son of our director Christopher Kampmeier, was hired as a software engineer at an annual salary of approximately $75,000.
Debt Restructure with Harman International
          As disclosed elsewhere in this prospectus, during 2004 we restructured the debt we owe to Harman. At the conclusion of that restructuring transaction, Harman owned approximately 19% of our issued and outstanding common stock. See “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION – Recent Developments.”
Settlement Agreement with Dialog 4
          Dialog 4 is the beneficial owner of 1,250,000 shares of our common stock, which we issued to Dialog 4 in 2002 in partial payment of the purchase price when we bought the operating assets of Dialog 4. Subsequently, we and Dialog 4 were in a dispute arising in connection with that purchase and sale transaction, and the dispute was arbitrated in Germany. As disclosed elsewhere in this prospectus, we and Dialog 4 reached a settlement of our dispute on March 30, 2005, and we have agreed to make certain payments in 2005 and 2006 to Dialog 4 in connection with the settlement. See “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION – Recent Developments.”
DESCRIPTION OF PROPERTY
          On November 26, 2003, the Company entered into a lease with a three-year option to purchase the manufacturing and office facilities at 1302 W. Drivers Way, Tempe, AZ. The 60 month lease term commenced on December 1, 2003. We lease 13,008 square feet at a base monthly rental of approximately $9,105. After the initial year of the lease term, the monthly payments increase at a rate of 3% annually. The option to purchase will be for $1,275,000 after the first 12 months of occupancy, increasing $25,000 each year for the subsequent years. This new Tempe location houses our executive, administrative, sales, manufacturing and research staff.
          We lease 33,777 square feet of manufacturing and office facilities occupied by our Orban office in San Leandro, California. The term of the lease is for 60 months commencing on January 1, 2002. Base rent was approximately $27,022 per month during 2002, and increases at a rate of 4% annually.
          On January 18, 2002 we assumed the office facility lease in Ludwigsburg, Germany when we purchased the assets of Dialgo4 Systems Engineering, GmbH. It is a month-to-month lease for approximately 750 square feet at approximately $2,700 a month.
DESCRIPTION OF COMMON STOCK
General
          Our Restated Articles of Incorporation authorize the issuance of 20,000,000 shares of common stock and 500,000 shares of preferred stock. As of October 15, 2005, 7,946,337 shares of common stock were outstanding. No shares of preferred stock are currently outstanding.
Common Stock
          The holders of common stock have one vote per share on all matters submitted to a vote of our shareholders. Pursuant to our Bylaws, each shareholder is entitled to cumulative voting in any election of directors. This means that each shareholder may cast, in person or by proxy, as many votes in the aggregate as that shareholder is entitled to vote, multiplied by the number of directors to be elected. A shareholder would thus be entitled to cast all of his or her votes for any director or for any two or more as the shareholder would choose. Holders of common stock are entitled to receive any dividends on the common stock declared by the Board of Directors out of funds legally available for dividend payments. If we dissolve, liquidate or wind up our business, the holders of common stock will be entitled to share ratably in the assets legally available for distribution to shareholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. All outstanding shares of common stock are fully paid and nonassessable.
          The holders of common stock do not have any rights to acquire or subscribe for additional shares. Accordingly, if you buy shares from the selling shareholder and we later decide to sell additional shares, you will have no right to purchase any of those additional shares. Therefore, your percentage interest would be reduced.
Anti-Takeover Effects of Provisions of Our Restated Articles of Incorporation and Bylaws
          Some of the provisions of our Restated Articles of Incorporation and Bylaws, summarized in the following paragraphs, may be considered to have an anti-takeover effect and may delay, deter or prevent a tender offer, proxy contest or other takeover attempt that a shareholder might consider to be in such shareholder’s best interest, including such an attempt that might result in payment of a premium over the market price for shares held by shareholders.
          Size of Board. Our Bylaws provide that the number of members of our Board of Directors will be not less than two and not more than nine. The number of directors is currently six. As a result, the size of the Board of Directors cannot be changed outside that range except by amending the Restated Articles of Incorporation or the Bylaws with the approval of a majority of the voting power.
          Preferred Stock. Our Board of Directors has the authority to issue shares of preferred stock in one or more series and to determine the rights, privileges, powers and preferences of each series. As a result, any issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control or an unsolicited acquisition proposal.
          Special Meetings of Shareholders. Our Bylaws provide that a special meeting of shareholders may only be called by any of the following, subject to compliance with specified procedures:
•	our Chairman of the Board;

•	our President;

•	the Board of Directors; and

•	by one or more shareholders holding 30% or more of the issued and outstanding shares entitled to vote at a special meeting.

Transfer Agent
          The transfer agent for our common stock is Computershare Investor Services, LLC, Two North LaSalle Street, Chicago, Illinois 60602. Its telephone number is (312) 588-4991.
PLAN OF DISTRIBUTION
          The shares of our common stock covered by this prospectus may be offered and sold from time to time by the selling shareholder, or by pledgees, donees, transferees or other successors in interest. The selling shareholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling shareholder may sell its shares of our common stock covered by this prospectus on the OTC Bulletin Board, through negotiated transactions or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or at negotiated prices. The shares of our common stock may be sold by one or more of the following means of distribution:
•	ordinary brokerage transactions and transactions in which a broker-dealer solicits purchases;

•	a block trade in which a broker-dealer will attempt to sell shares of our common stock as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	an over-the-counter distribution in accordance with the rules of Nasdaq with respect to the OTC Bulletin Board;

•	settlement of short sales entered into after the date of this prospectus;

•	broker-dealers may agree with the selling shareholder to sell a specified number of shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.
          In addition, any shares of our common stock that qualifies for sale pursuant to Rule 144 of the Securities Act of 1933, as amended (the “Act”), may be sold under Rule 144 rather than pursuant to this prospectus.
          We have agreed to keep this prospectus effective until: (i) such securities have been disposed of pursuant to this effective registration statement, (ii) such securities are sold under circumstances in which all of the applicable conditions of Rule 144 (or any similar provisions then in force) under the Securities Act are met or under which such securities may be sold pursuant to Rule 144(k), (iii) the securities may be resold by the selling shareholder without registration and without regard to any volume limitation in Rule 144(e) under the Securities Act, or (iv) such securities have been otherwise transferred in a transaction that would constitute a sale thereof under the Securities Act, the Company has delivered a new certificate or other evidence of ownership for such securities not bearing a restricted stock legend and the securities may be resold without subsequent registration under the Securities Act.
          To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares of our common stock or otherwise, the selling shareholder may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with selling shareholder. The selling shareholder may also sell our common stock short and redeliver the shares of our common stock to close out such short positions. The selling shareholder may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares of our common stock offered hereby, which shares of our common stock such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling shareholder may also pledge shares of our common stock to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged shares of our common stock pursuant to this prospectus (as supplemented or amended to reflect such transaction).
          In effecting sales, brokers, dealers or agents engaged by the selling shareholder may arrange for other brokers or dealers to participate. Brokers, dealers or agents may receive commissions, discounts or concessions from the selling shareholder in amounts to be negotiated prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be “underwriters” within the meaning of the Act. We will pay all expenses incident to the offering and sale of the shares of our common stock to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. We estimate that these expenses will be approximately $165,000.
          In order to comply with the securities laws of certain states, if applicable, the shares of our common stock must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares of our common stock may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
          We will make copies of this prospectus available to the selling shareholder and inform them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares of our common stock covered by this prospectus. The selling shareholder may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Act.
          At the time a particular offer of shares of our common stock is made, if required, a prospectus supplement will be distributed that will set forth the number of shares of our common stock being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.
          There can be no assurance that the selling shareholder will sell all or any of the shares of our common stock covered by this prospectus.
LEGAL MATTERS
          The validity of the common stock sold pursuant to this prospectus has been passed upon for us by Bryan Cave LLP, Phoenix, Arizona.
EXPERTS
          The financial statements for the years ended December 31, 2004 and 2003 included in this prospectus have been audited by Altschuler, Melvoin and Glasser LLP, an independent registered public accounting firm, and have been included in reliance upon the report of such firm given their authority as experts in accounting and auditing. Altschuler, Melvoin and Glasser LLP has no direct or indirect interest in us, nor were they a promoter or underwriter.
WHERE YOU CAN GET ADDITIONAL INFORMATION
          We have filed this registration statement on Form SB-2 with the SEC covering the registration of shares of common stock held by the selling shareholder. This prospectus does not contain all of the information presented in the registration statement and the exhibits and schedules that were filed with the registration statement. We have omitted some of that information under the SEC’s rules and regulations. Statements in this prospectus describing or summarizing any contract or other document are not complete, and you should review the copies of those documents filed as exhibits to the registration statement for more detail.
          We are subject to the information requirements of the Securities Exchange Act of 1934, and, in accordance therewith, file annual, quarterly, and current reports, proxy and information statements and other information with the SEC. These documents and the registration statement may be inspected and copied at the SEC’s Public Reference Room at 100 F. Street N.E., Washington, D.C. 20549. You can also get copies of these documents through the SEC’s Internet address at www.sec.gov. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We maintain our web site at www.crlsystems.com. Our web site and the information contained or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Stockholders
Circuit Research Labs, Inc.
We have audited the accompanying consolidated balance sheet of Circuit Research Labs, Inc. and Subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of operations, stockholders’ deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Circuit Research Labs, Inc. and Subsidiaries as of December 31, 2004 and 2003 and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.
As described in Note 12, the Company’s reported net losses and working capital deficit impose significant constraints on the Company’s operations. These events and circumstances raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 12. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of these uncertainties.
Altschuler, Melvoin and Glasser LLP
Chicago, Illinois
May 11, 2005

CONSOLIDATED BALANCE SHEETS
For Years Ended December 31, 2004 and 2003
(audited)

	2004	2003
ASSETS

CURRENT ASSETS:
Cash	$108,488	$222,631

Accounts receivable, trade, net of allowance for doubtful accounts of $33,361 in 2004 and in 2003	577,571	866,451
Inventories	2,372,676	2,112,614
Other current assets	159,984	168,896

Total current assets	3,218,719	3,370,592

PROPERTY, PLANT AND EQUIPMENT — Net	501,793	569,183

OTHER ASSETS:
Goodwill	7,476,008	7,476,008
Other	362,913	351,503

	7,838,921	7,827,511

TOTAL	$11,559,433	$11,767,286

CURRENT LIABILITIES:
Accounts payable	$1,228,545	$1,103,452
Note payable to stockholders	730,000	92,500
Notes payable	512,500	8,482,000
Current portion of long-term debt	885,127	1,340,709
Accrued salaries and benefits	506,892	535,017
Customer deposits	244,885	39,266
Other accrued expenses and liabilities	753,466	1,001,097

Total current liabilities	4,861,415	12,594,041

LONG-TERM DEBT, LESS CURRENT PORTION	9,009,890	39,662

Total liabilities	13,871,305	12,633,703

CONSOLIDATED BALANCE SHEETS
continued

	2004	2003
STOCKHOLDERS’ DEFICIT
Preferred stock, $100 par value — authorized, 500,000 shares, none issued
Common stock, $.10 par value — authorized, 20,000,000 shares, 4,332,533 and 4,153,574 shares issued and outstanding at December 31, 2004 and 2003	433,254	415,358
Additional paid-in capital	5,599,498	5,555,932
Accumulated deficit	(8,344,624)	(6,837,707)

Total stockholders’ deficit	(2,311,872)	(866,417)

TOTAL	$11,559,433	$11,767,286

CONSOLIDATED STATEMENT OF OPERATIONS
For the Years Ended December 31, 2004 and 2003
(audited)

	2004	2003
NET SALES	$13,242,024	$12,381,834
COST OF GOODS SOLD	6,040,820	5,536,878

Gross Profit	7,201,204	6,844,956

OPERATING EXPENSES
Selling, general and administrative	5,280,138	4,331,001
Research and development	1,403,770	1,375,159
Depreciation	148,034	207,292
Total operating expenses	6,831,942	5,913,452

INCOME FROM OPERATIONS	369,262	931,504

OTHER EXPENSES:
Sundry	79,867	56,340
Interest	1,115,177	1,260,041
Resolution of business acquisition contingency	681,135	0

Total other expenses	1,876,179	1,316,381

LOSS BEFORE INCOME TAXES	(1,506,917)	(384,877)

INCOME TAXES	0	0

NET LOSS	($1,506,917)	($384,877)

DILUTED NET LOSS PER SHARE	($0.36)	($0.10)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT
For the Years Ended December 31, 2004 and 2003

	Common
			Additional
			Paid-in	Accumulated
	Shares	Amount	Capital	Deficit	Total
Balance, January 1, 2003	3,767,404	$376,741	$5,434,785	($6,452,830)	($641.304)

Issuance of common shares	386,170	38,617	121,147		159,764

Net loss				(384,877)	(384,877)

Balance, December 31, 2003	4,153,574	$415,358	$5,555,932	($6,837,707)	($866,417)

Issuance of common shares	178,959	17,896	43,566		61,462

Net loss				(1,506,917)	(1,506,917)

Balance, December 31, 2004	4,332,533	$433,254	$5,599,498	(8,344,624)	($2,311,872)

CONSOLIDATED STATEMENTS OF CASH FLOWS
For Years Ended December 31, 2004 and 2003

	2004	2003
OPERATING ACTIVITIES:
Net Loss	($1,506,917)	($384,877)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation	234,732	294,451
Provision for uncollectible accounts		(75,000)
Provision for inventories reserve	268,016	0
Stock compensation	61,462	159,764

Changes in assets and liabilities:
Accounts receivable	288,880	(145,796)
Inventories	(528,078)	192,580
Prepaid expenses and other assets	(2,498)	(127,656)
Accounts payable, accrued expenses and deposits	1,866,640	307,968

Net cash provided by operating activities	682,237	221,434

INVESTING ACTIVITIES:
Capital expenditures	(167,342)	(113,428)

Net cash used in investing activities	(167,342)	(113,428)

FINANCING ACTIVITIES:
Proceeds from stockholder advances	750,000	298,000
Repayment of stockholder advances	(112,500)	(205,500)
Principal payments on long-term debt	(266,538)	(171,105)
Principal payments on notes payable	(1,000,000)	(21,171)

Net cash used in financing activities	(629,038)	(99,776)

NET (DECREASE) INCREASE IN CASH	(114,143)	8,230

CASH AT BEGINNING OF YEAR	222,631	214,401

CASH AT END OF YEAR	$108,488	$222,631

CONSOLIDATED STATEMENTS OF CASH FLOWS
Continued

	2004	2003
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$766,128	$764,843

Income Taxes	$938	$1,600

NON-CASH OPERATING, INVESTING AND FINANCING ACTIVITIES:

Common stock issued for compensation	$61,462	$159,764

Conversion of accounts payable to notes and long-term debt	$0	$46,087

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003
1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Circuit Research Labs, Inc. (the “Company” or “CRL”) is an electronics company developing, manufacturing and marketing high quality audio processing and transmission encoding equipment for the radio, television and professional audio markets worldwide.
Principles of Consolidation — The consolidated financial statements include the accounts of Circuit Research Labs, Inc. and its wholly owned subsidiaries: CRL Systems, Inc. (“CRL Systems”), CRL International, Inc. and Orban Europe GmbH (collectively, the “Company”). Significant intercompany accounts and transactions have been eliminated in consolidation.
Significant accounting policies are as follows:
a.	Inventories are stated at the lower of cost (first-in, first-out method) or market.

b.	Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, ranging from 3 to 7 years for furniture, fixtures, machinery and equipment. Leasehold improvements are amortized over the term of the lease.

c.	Goodwill — The Company adopted SFAS 142, Goodwill and Other Intangible Assets on January 1, 2002. SFAS 142 requires that goodwill be tested for impairment, at least annually, and shall not be amortized. The goodwill impairment test is a two-step process. The first step compares the fair value of a reporting unit with its carrying amount. If the fair value exceeds the carrying amount, goodwill of the reporting unit is considered not impaired and no further testing is necessary. If the fair value is less than the carrying value, the second step must be performed to determine the amount of the impairment. The second step compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

The Company has determined the estimated fair value of the Company with a view to determining whether the goodwill has been impaired under SFAS 142. Management has concluded that the estimated fair value of the Company was in excess of its carrying value as of December 31, 2004 and 2003. The fair value has been estimated based on the customer base, cash flows and existing product lines. As a result of these reviews the Company has determined that no impairment loss is required to be recorded for the years ended December 31, 2004 and 2003.

d.	Long-lived assets — The Company reviews the carrying value of its long-lived assets and identifiable intangibles for possible impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. For assets to be disposed of, the Company reports long-lived assets and certain identifiable intangibles at the lower of carrying amount or fair value less cost to sell. No impairment losses were recorded for the years ended December 31, 2004 and 2003.

e.	Warranty — The Company’s warranty period is two years from the date of sale for our digital products and one year from date of sale for our analog products. Warranty expense was $56,376 and $67,743 for 2004 and 2003, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued

	2004	2003
Balance, beginning of year	$122,000	$122,000
Warranty accrual	56,376	67,743
Payments made	(56,376)	(67,743)

Balance, end of year	$122,000	$122,000

f.	Revenue — In accordance with SFAS 48, “Revenue Recognition When Right of Return Exists,” revenue is recognized on sales of products when title transfers to customers, which is generally at the time of shipment. The Company sells its products primarily through a network of wholesale distributors and dealers. The Company’s primary payment terms with its dealers and distributors are 5% prepayment net 30 after date of shipment.

In 2004 and 2003, once customer accounted for approximately 19% and 20% of the net sales, respectively. No other customer accounted for more than 10% of net sales.

Sales transactions with distributors occur at prices fixed at the sale date without contingencies related to (i) the buyer’s resale of the product, (ii) the theft or damage of the product or (iii) future Company performance obligations to effect the resale of the product. Purchasers have economic substance separate from the Company and expected sales returns can be reasonably estimated. Because the Company does not sell on consignment or guarantee the resale of its products by its dealer or distributor network, the Company records revenue at the time of shipment in accordance with SFAS 48.

The Company grants trade credit to its customers. Receivables are valued at management’s estimate of the amount that will ultimately be collected. The allowance for doubtful accounts is based on specific identification of uncollectible accounts and the Company’s historical collection experience. Based on management’s evaluation the allowance for doubtful accounts was $33,361 during at December 31, 2004 and 2003.

g.	Research and development costs, totaling $1,403,770 and $1,375,159 for the years ended December 31, 2004 and 2003, respectively, are charged to expense as incurred.

h.	Income taxes — Income tax expense is calculated under the liability method as required under SFAS No. 109, “Accounting for Income Taxes.” Under the liability method, deferred tax assets and liabilities are determined based upon the differences between financial statement carrying amounts and the tax bases of existing assets and liabilities, and are measured at the tax rates that will be in effect when these differences reverse. The benefit of the Company’s operating loss carryforwards has been reduced 100% by a valuation allowance at December 31, 2004 and 2003.

i.	Financial instruments — SFAS No. 107 “Disclosures About Fair Value of Financial Instruments” requires disclosures of the estimated fair value of certain financial instruments. The Company has estimated the fair value of its financial instruments using available market data. However, considerable judgment is required in interpreting market data to develop estimates of fair value.

The use of different market assumptions or methodologies may have a material effect on the estimates of fair value. The carrying values of cash, receivables, accounts payable, notes payable and debt approximate fair values due to the short-term maturities or market rates of interest of these instruments.

j.	Net loss per share — In calculating net loss per share for the year ended December 31, 2004, the effects of 2,915,005 shares relating to options to purchase common stock were not used for computing diluted earnings per share because the results would be anti-dilutive. In calculating net loss per share for the year ended December 31, 2003, the effects of 2,815,005 shares relating to options to purchase common stock were not used for computing diluted earnings per share because

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
the results would be anti-dilutive. Statement of Financial Accounting Standards (“SFAS”) No. 128, “Earnings per Share,” establishes standards for computing and presenting earnings per share. It also requires the dual presentation of basic and diluted earnings per share on the face of the statements of operations. Earnings per share are calculated as follows:

	Year Ended
	December 31,
	2004	2003
Numerator
Net loss	($1,506,917)	($384,877)

Denominator
Weighted average shares	4,233,893	3,903,238

Basic and diluted net loss per share	($0.36)	($0.10)
k.	Advertising costs — Advertising costs are expensed as incurred with the exception of any expenses paid in connection with a sales event that has not yet taken place. Those advertising costs are classified as prepaid expense items until after the sales event. Advertising expense for the years ended December 31, 2004 and 2003 were $54,170 and $46,482, respectively.

l.	Shipping and handling costs — It is the Company’s policy to classify shipping and handling costs as part of selling, general and administrative expenses in the statement of income. Total delivery costs were $43,590 and $25,489 in 2004 and 2003, respectively.

m.	New accounting pronouncements — SFAS No. 123, (Revised 2004) (SFAS No. 123(R)), Share-Based Payment, was issued in December 2004. SFAS No. 123(R) is a revision of FASB Statement 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance, which allowed companies to use the intrinsic method of valuing share-based payment transactions. SFAS No. 123(R) focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires a public entity with share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on the fair-value method as defined in Statement 123. Pro forma disclosure is no longer an alternative. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. This statement is effective for the Company as of the interim reporting period that begins January 2006.

As permitted by Statement 123, we currently account for share-based payments to employees using the intrinsic value method and, as such, generally recognize no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)’s fair value method is expected to have an impact on our results of operations, although it will have no impact on our overall financial condition. The impact upon adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future, the valuation model used to value the options and other variables.

SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4, was issued in November 2004. SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in overhead. Further, SFAS No. 151 requires that allocation of fixed and production facilities overheads to conversion costs should be based on normal capacity of the production facilities. The provisions of SFAS No. 151 are effective

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
for fiscal years beginning after June 15, 2005. We do not expect the adoption of SFAS No. 151 to have a material effect on our results of operations or financial condition.

n.	Use of estimates — The preparation of consolidated financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

o.	Concentration of Credit Risk — Financial Instruments that potentially subject the Company to significant concentration of credit risk consist primarily of trade accounts receivable.

At December 31, 2004, the Company had trade receivables with three customers representing approximately 22%, 13% and 13% of the receivable balance. No other customer accounted for more than 10% of receivables at December 31, 2004.
2. INVENTORIES
Inventories consist of the following at December 31:

	2004	2003
Raw materials and supplies	$2,782,860	$2,336,617
Work in process	843,279	792,334
Finished goods	555,947	525,057

Total	4,182,086	3,654,008
Less obsolescence reserve beginning of the year	(1,541,394)	(1,541,394)
Additions to the obsolescence reserve	(268,016)	0

Inventories, net	$2,372,676	$2,112,614

3. PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment consist of the following at December 31:

	2004	2003
Leasehold improvements	$420,279	$404,617
Furniture and fixtures	103,120	98,120
Computer equipment	944,087	921,292
Machinery and equipment	1,311,291	1,187,642

Total	2,778,777	2,611,67
Less accumulated depreciation and amortization	2,276,984	2,042,488

Property, plant and equipment — net	$501,793	$569,183

     Provision for depreciation and amortization charged to operations for the years ended December 31, 2004 and 2003 amounted to $234,732 and $294,451, respectively, of which $ 86,699 and $87,160, respectively, are included as a component of cost of goods sold.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
4. LONG-TERM DEBT
     Long-term debt consists of the following at December 31:

	2004	2003
Orban acquisition note to stockholder	$180,000	$178,905
Avocet Instruments, Inc.	27,367	32,824
Dialog4 Engineering GmbH (see Note 6)	1,386,200	597,055
Solectron GmbH see (Note 6)	275,527	504,271
Vendor notes	16,979	63,066
Employee note	18,000	4,250

Total long-term debt	1,904,073	1,380,371
Less current portion	885,127	1,340,709

Total long-term debt, less current portion	$1,018,946	$39,662

     In connection with its acquisition of the assets of Orban in 2000, the Company issued $205,000 in long-term debt to a stockholder in consideration for his role in such acquisition. The note bears interest at 7.5 percent per annum, with principal and interest due monthly beginning August 1, 2000 for four years. Based on a verbal agreement with the note holder, the Company made payments in 2001 sufficient for interest and some principal. On November 12, 2001, the Company and the stockholder agreed to defer the payments to January 2002 with interest accruing at the rate of 7.5% per annum. As of December 31, 2004, the Company has made partial payments on the accrued interest, and the outstanding principal balance of this debt was $178,905, plus accrued interest of $1,746. The Company signed a new promissory note to replace the original note on August 3, 2004 which took effect August 1, 2004 for $180,000, payable on or before July 1, 2007, with interest only payments to be made monthly in arrears at the rate of 10% per annum commencing August 1, 2004. In the event an interest payment is not received before the 16th of the month the interest rate will increase to 12% per annum from the date of delinquency until the accrued interest is brought current.
     On May 31, 2001, CRL acquired the assets of Avocet Instruments, Inc. for $82,980 plus other costs of $3,350. The remaining unpaid purchase price is being paid in monthly installments of $1,200, including interest at the rate of five percent per annum through June 30, 2006. As of December 31, 2004, $27,367 is the balance of the note.
     In the fourth quarter of 2001, the Company converted various trade payables into notes payable and long-term debt totaling $179,903. These notes payable are $16,979 and $63,066 at December 31, 2004 and 2003, respectively.
     Current maturities include the terms agreed to with Dialog4 in 2005. Please refer to Note 6 below.
     Future minimum payments as of December 31, 2004 on the long-term debt are as follows:

2005	$885,127
2006	565,166
2007	264,240
2008	84,240
2009	84,240
Thereafter	21,060

$1,904,073

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
5. NOTES PAYABLE
Harman
     On May 31, 2000, we acquired the assets of Orban, Inc., which was then a wholly owned subsidiary of Harman International Industries, Inc., including the rights to the name “Orban.” We paid the purchase price partially in cash and partially by issuing notes payable to Harman.
     On October 12, 2004, we executed a letter agreement with Harman, whereby our indebtedness to Harman, then in an amount in almost $8.5 million plus an additional $1.0 million as of September 30, 2004 of accrued but unpaid interest, would be restructured, subject to certain conditions including the execution by the parties of definitive documents. The definitive agreements were executed on April 29, 2005. Consequently, our financial statements for the fiscal year ended December 31, 2004, including our consolidated balance sheet as of December 31, 2004, do not reflect the debt restructure. The effect of the debt restructure will first be reflected in our unaudited consolidated financial statements for the fiscal period which ends June 30, 2005, which is the period that includes the date (April 29, 2005) on which the restructure was completed and definitive documents were executed. Those financial statements will be included in our quarterly report on Form 10-QSB for the period ending June 30, 2005. The agreement provides that the debt restructure will be effective as though it had occurred October 1, 2004 (the beginning of the fiscal period during which the letter agreement was executed).
     The debt restructure transaction reduced our total debt to Harman to just over $3.2 million. In addition, the restructured debt is a long-term obligation, compared to the demand note status of the entire $9.5 million debt (which figure includes $1.0 million of accrued but unpaid interest) prior to the restructure. The amount owed to Harman at December 31, 2004 was $7,482,000 in principal and $1,215,100 in interest.
     As part of the transaction, in 2004 we paid Harman $1,000,000 in cash in payment of debt as a condition to restructuring the remaining indebtedness. The funds for this payment came from two sources: (i) $300,000 came from cash generated from Company operations and (ii) $700,000 came from a short-term loan from a related party investor who is a family member of the Company’s President and CEO. The loan bears interest at 11.5% per annum and requires monthly interest-only installments. We are negotiating with the lender concerning the terms of repayment and the possibility of the lender converting the note into preferred or common stock of the Company. No agreement about the terms and conditions of the payment or conversion has yet been completed.
     Prior to the debt restructure, our debt to Harman bore interest at a rate of 12.0% per annum. As part of the debt restructure, Harman waived all interest accrued after April 1, 2003 in excess of 6% per annum. On September 30, 2004, the accumulated accrued interest before the restructure was $1,012,910, of which $763,380 was waived. The remaining $249,530 of accrued interest was added to the total outstanding principal balance of the Company’s indebtedness to Harman. After giving effect to the $1,000,000 principal payment, the principal amount due Harman by the Company was $7,482,000. Adding the remaining unpaid interest of $249,530 to principal resulted in a total unpaid principal loan balance of $7,731,530 as of September 30, 2004.
     Harman exchanged $2,104,000 of the remaining indebtedness for 2,104,000 shares of the Company’s common stock, which shares Harman then sold to our Company’s President and Chief Executive Officer for $1,000,000. Payment was made by delivery of a promissory note due and payable on September 30, 2007. Harman’s recourse for non-payment under the note is limited to a security interest in the shares purchased.
     Harman exchanged an additional $2,400,000 of indebtedness for additional shares of Company common stock, such that Harman owns approximately 1,509,000 shares, or 19% of the outstanding shares of our common stock on a fully diluted basis after giving effect to the transactions described above. If the related party lender who holds our $700,000 note described above elects to convert the note into shares of our common stock or issued options are exercised, we are obligated to issue to Harman as many additional shares as is then necessary to cause Harman to maintain a 19% ownership interest after the entire transaction is completed.
     The then remaining $3,227,530 of indebtedness owed to Harman after giving effect to the transactions described above is evidenced by a new note that (i) renews and extends (but does not extinguish) the Company’s

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
indebtedness owing to Harman and (ii) reduces the interest rate on the debt to 6% per annum, with interest payable monthly in arrears. Principal repayment of the note is amortized over a five-year period, and the final scheduled principal payment under the note is due October 12, 2009, the fifth anniversary of the date of the letter agreement referred to above. The Company’s indebtedness to Harman is secured by a security interest covering all of the Company’s assets.
     Current maturities and obligations are measured based on the terms agreed to with Harman in April 2005.
     Scheduled principal payments aggregate $512,500 in 2005. Long-term debt at December 31, 2004 includes $7,990,944 owed to Harman.
Payable to stockholders
     On January 23, 2003, Jayson Russell Brentlinger, the father of the Company’s president, Charles Jayson Brentlinger, loaned the Company $100,000 for its short-term working capital needs. On May 9, 2003, the loan was paid in full. To induce Jayson Russell Brentlinger to make the loan, the Company issued options to him to purchase 1,250,000 shares of common stock of the Company for a purchase price of $0.55 per share, the market price of the shares on the date the option was issued. Jayson Russell Brentlinger may exercise the options at any time prior to January 23, 2006, and has not exercised any of the options as of December 31, 2004.
     As noted above, on October 4, 2004 Jayson Russell Brentlinger, the father of the Company’s president, Charles Jayson Brentlinger, loaned the Company $700,000 in connection with the Harman Debt restructure executed in April 2005.
     During June of 2003 two stockholders loaned the Company $10,000 and $20,000, pursuant to one year notes accruing interest at rate of 9% per annum. Both notes where due and payable with interest in June 2004. The Company will also issue options to the lenders to purchase an aggregate of 60,000 shares of common stock of the Company for a purchase price of $0.45 per share. These options will be issued in 2005 as a result of the Harman debt restructure. The proceeds from these notes were used to reduce the accrued and unpaid interest owed to Harman. The two shareholders have verbally agreed to extend the loans and the Company will continue to accrue interest under the loans.
     On February 20, 2003, Robert Orban, the Company’s Vice President and Chief Engineer, loaned the Company $68,000 for short-term working capital needs. The loan was paid in full on May 20, 2003 with interest at the rate of 16 percent per annum. To induce Mr. Orban to make the loan, the Company gave him a choice to receive options to purchase 68,000 shares of common stock or to receive 1 (one) share of common stock per dollar loaned. As of December 31, 2004, Mr. Orban has not made a decision under his right to elect.
     On May 19, 2003, Phillip T Zeni, the Company’s Executive Vice President and Chief Operating Officer, loaned the Company $100,000 to be applied to the Harman debt. The loan was due August 19, 2003, with interest at a rate of 16 percent per annum. To induce Mr. Zeni to make the loan, the Company granted 2 (two) shares of common stock per dollar loaned. The Company will also issue options to Mr. Zeni to purchase 200,000 shares of common stock of the Company for a purchase price of $0.45 per share. These options will be issued in 2005 as a result of the Harman debt restructure. The Company has repaid the loan Mr. Zeni.
     On May 25, 2004, Robert McMartin, the Company’s Vice President and Chief Financial Officer, loaned the Company $50,000 to be applied to reduce the accrued past due interest owed to Harman. The loan was due August 25, 2004 and paid, with interest at a rate of 16% per annum. To induce Mr. McMartin to make the loan, the Company granted 2 (two) shares of common stock per dollar loaned. The Company will also issue options to Mr. McMartin to purchase 100,000 shares of common stock of the Company for a purchase price of $0.45 per share. These options will be issued in 2005 as a result of the Harman debt restructure.
     Interest expense on all stockholder loans for the years ended December 31, 2004 and 2003 was $25,547 and $10,541, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
6. DIALOG4
     Dialog4 System Engineering, GmbH, was a German corporation that produced in our industry, including our Codec line of products. We purchased assets of Dialog4 on January 18, 2002. We and Dialog4 had disputes that arose in connection with this transaction. Those disputes were submitted to arbitration in Germany.
     On October 8, 2004, the Company learned the Arbiter had awarded Dialog4 approximately $1.0 million. We increased our reserves from $712,000, the amount of principal and interest then due under the Company’s note payable to Dialog4 (see note 4) to $1,393,000. The difference of $681,135 is reported as resolution of business acquisition contingency in the Statements of Operations. The increase represents the amount awarded by the Arbiter on account of Dialog4’s costs and fees incurred in connection with the arbitration and the amount of a liability to a third party vendor to Dialog4. Dialog4 filed an action in the United States District Court for the District of Arizona (Arizona Litigation) to enforce the arbitration award.
     On March 30, 2005, the Company and Dialog4 agreed upon terms of the settlement of all disputes between them. We paid Dialog4 $490,000 at the time the settlement papers were signed on April 15, 2005 and will pay an additional $475,000 one year after the settlement date. We also agreed to file with the SEC a registration statement under the Securities Act of 1933 by June 30, 2005. The registration statement will cover any sales by Dialog4 of the 1,250,000 shares of stock that we issued to Dialog4 in 2002 in partial payment of the purchase price of assets we bought.
     As part of the settlement, the Company agreed to resolve a separate employment dispute being litigated in Germany between Berthold Burkhardtsmaier and the Company. Mr. Burkhardtsmaier agreed to resign from the Board of Directors for the Company; the Company agreed to pay him approximately $421,200 in monthly installments of $7,020 for 60 months.
     Dialog4 dismissed the Arizona litigation without prejudice, and when all the terms and conditions of the settlement agreement have been met Dialog4 and the Company will release each other from any further claims arising out of or related to the Asset Purchase Agreement.
     Our acquisition of the Dialog4 product line has led to the establishment of our new Orban Europe offices in Ludwigsburg, Germany. We continue to work through the challenge of integrating Dialog4 as well as the challenge of overcoming obstacles produced as a result of different corporate cultures, a difficult legal and regulatory system and different accounting and reporting regulations. Our European operation also exposes us to risks arising from foreign currency fluctuations.
     On August 9, 2002, the Company agreed to purchase all existing inventory of parts related to its Sountainer product from Solectron GmbH for a total price of $829,328, payable in 24 equal monthly installments including interest. Solectron had purchased the inventory pursuant to an agreement with Dialog4 approximately two years prior to the Company’s purchase of the assets of Dialog4. The price was equal to the amount paid by Solectron for the inventory, which the Company expects to realize from future sales of that inventory. The agreement settled a dispute between the Company and Solectron in which Solectron claimed the Company became liable for the obligation of Dialog4 to purchase the inventory when the Company acquired the assets of Dialog4. The Company maintains it did not undertake the obligation of Dialog4, but to settle the dispute, agreed to purchase the inventory, which it will use in the manufacture of Sountainer products. On January 20, 2004, we renegotiated the terms and agreed to pay monthly installments of principal and interest in the amount of $25,000. The final installment will be due October 15, 2005 in the amount of $15,681. We owed Solectron $275,527 as of December 31 2004 and are current under the existing payment plan. As of December 31, 2004, the Company has cumulatively paid Solectron $442,955 in principal and $71,268 in interest. Charles Jayson Brentlinger, President and CEO of the Company has also signed a personal guarantee under the revised Settlement Agreement. The Company further agreed to indemnify Mr. Brentlinger should he be required to make any payment under this guarantee. An amount of $233,000 is reported in other assets pending delivery of that amount of inventory by Solectron.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
7. STOCKHOLDERS’ EQUITY
     During 2003, the Company issued 172,670 shares of restricted common stock in connection with the employment contract of Phil T. Zeni Sr., our Executive Vice President, Chief Operating Office and Director.
     On August 18, 2003, the Company issued 13,500 shares of restricted common stock to Robert McMartin, our Vice President and Chief Financial Officer as consideration for making two loans to the Company in 2002.
     On October 22, 2003, the Company issued 200,000 shares of restricted common stock as compensation to Phillip T. Zeni, Sr. our Executive Vice President, Chief Operating Officer and Director for the May 19, 2003 loan he made to the company.
     During 2004, the Company issued 18,959 shares of restricted common stock in connection with the employment contract of Phil T. Zeni Sr., our Executive Vice President, Chief Operating Office and Director.
     On August 10, 2004 the Company issued to Robert McMartin 100,000 shares of restricted common stock as part of his compensation for a note he issued to the Company.
     Mr. Bill Cowan, an existing shareholder was issued 20,000 shares on August 10, 2004 as inducement to loan the Company $10,000, which was used to reduce the amount of accrued interest to Harman.
     Mr. Bill Gruwell, an existing shareholder was issued 40,000 shares on August 10, 2004 as inducement to loan the Company $20,000, which was used to reduce the amount of accrued interest to Harman.
8. STOCK OPTIONS
     In May 1994, the Company’s stockholders approved the Company’s 1994 Stock Option Plan, which set aside an aggregate of 120,000 shares of common stock for which options may be granted to employees, officers, directors, and consultants. Options are typically exercisable upon the grant date for up to three years at a price equal to 100% of the fair market value at the date of grant. There are no options outstanding under this plan at December 31, 2004 and 2003.
     If the options issued in 2004 were recorded under SFAS 123, “Accounting for Stock Based Compensation,” using the Black Scholes fair value model, net loss for the year ended December 31, 2004 would have increased by approximately $958,000. Net loss for 2004 was $1,506,917. Had the options been expensed, the net loss would have been $2,464,917.

Net Loss as Reported	$(1,506,917)
Additional expense if options had been expensed	(958,000)

Pro forma net loss	$(2,464,917)

2004 loss per share basic and diluted, as report.	$(0.36)
2004 loss per share basic and diluted, if options had been expensed	$(0.58)
     The Pro forma expense was computed using a risk free interest rate of 3.55% and an option life of 5 years and an expected volatility of 116%. The Company believes that the Black Scholes model is intended for valuing options that have certain characteristics, including a larger share float, that are not reflective of the options the Company issues. Further, there is no history of options issued by the Company being exercised by the recipients. Accordingly, the model may produce a result that is not entirely reflective of the value of the Company’s options.
     The following options were repriced in 2004 and are now subject to variable option accounting, whereby the option strike price will be compared to the market price at each reporting date, and an expense recorded or

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
adjusted if the market price exceeds the strike price; the market price did not exceed the strike price at December 31, 2004.
     On January 23, 2002, the Company’s Board of Directors granted to its Vice President, Secretary and Director, Gary D. Clarkson, an option which vested immediately, to purchase 50,000 shares of restricted common stock at a purchase price of $1.00 per share, exercisable prior to January 23, 2005. On December 29, 2004 the Board of Directors reduced the option purchase price to $0.70 per share and extended the exercise period to December 29, 2009. No options have been exercised under this grant.
     On January 23, 2002, the Company’s Board of Directors granted to its Director, Carl E. Matthusen, an option which vested immediately, to purchase 50,000 shares of restricted common stock at a purchase price of $1.00 per share, exercisable prior to January 23, 2005. On December 29, 2004 the Board of Directors reduced the option purchase price to $0.70 per share and extended the exercise period to December 29, 2009. No options have been exercised under this grant.
     On January 23, 2002, the Company’s Board of Directors granted to its Vice President, Chief Engineer and Director, Robert A. Orban, an option which vested immediately, to purchase 50,000 shares of restricted common stock at a purchase price of $1.00 per share, exercisable prior to January 23, 2005. On December 29, 2004 the Board of Directors reduced the option purchase price to $0.70 per share and extended the exercise period to December 29, 2009. No options have been exercised under this grant.
     On January 23, 2002, the Company’s Board of Directors granted to its Executive Vice President Chief Operating Officer and Director, Phillip T. Zeni, Sr., an option which vested immediately, to purchase 50,000 shares of restricted common stock at a purchase price of $1.00 per share, exercisable prior to January 23, 2005. On December 29, 2004 the Board of Directors reduced the option purchase price to $0.70 per share and extended the exercise period to December 29, 2009. No options have been exercised under this grant.
     On December 29, 2004, the Company’s Board of Directors renewed an option to its President and Chief Executive Officer, Charles Jayson Brentlinger, to purchase 1,365,005 shares of restricted common stock at a purchase price of $0.70 per share, exercisable prior to December 29, 2009. No options have been exercised under this grant.
     On December 29, 2004, the Company’s Board of Directors granted to Christopher Martin Kampmeier a member of the Board of Directors, an option which vested immediately, to purchase 50,000 shares of restricted common stock at a purchase price of $0.70 per share, exercisable prior to December 29, 2009. No options have been exercised under this grant.
     On December 29, 2004, the Company’s Board of Directors granted to Berthold Burkhardtmiaer a member of the Board of Directors, an option which vested immediately, to purchase 50,000 shares of restricted common stock at a purchase price of $0.70 per share, exercisable prior to December 29, 2009. No options have been exercised under this grant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
9. INCOME TAXES
     The principal reasons for the difference between the income tax (benefit) provision and the amounts computed by applying the statutory income tax rates to the loss for the years ended December 31, are as follows:

	2004	2003
Federal tax at statutory rates	$(513,000)	$(130,800)
State tax at statutory rates	(91,000)	(22,000)
Permanent items	15,100	10,300
Other	(10,800)	0
Increase in valuation allowance	599,700	142,500

Total	$0	$0

At December 31, deferred taxes represent the tax effect of temporary differences related to:

	2004	2003
Current deferred taxes:
Inventory capitalization	$68,900	$60,600
Inventory obsolescence reserve	723,800	616,600
Allowance for doubtful accounts	13,300	13,300
Warranty and other reserves	48,800	48,800
Interest on obligation subject to restructuring	378,000	0
Accrued expenses	109,500	90,700
Deferred tax valuation allowance	(964,300)	(830,000)

Total	$0	$0

	2004	2003
Non-current deferred taxes:
Goodwill amortization	$(374,800)	$(130,800)
Depreciation and amortization	(60,700)	(54,600)
Operating loss carry forward	3,093,000	2,755,500
Federal general business credit carry forward	65,400	65,400
Deferred tax valuation allowance	(2,722,900)	(2,635,500)

Total	$0	$0

     At December 31, 2004 and 2003, valuation allowances totaling $3,687,200 and $3,465,500, respectively, were recorded which related to, among other items, federal and state net operating losses and federal general business credit carry forwards for which the utilization is not reasonably assured. Net operating loss carryforwards of approximately $7,731,000 which expire through 2024, are available for federal income tax purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
10. SEGMENT REPORTING, SALES TO MAJOR CUSTOMERS AND EXPORT SALES
     The Company manufactures and distributes audio processing and Radio and TV studio equipment. The Company’s primary end user market is radio and TV stations and also the internet market. The chief operating decision makers are provided information about revenue generated by product line, with all products having similar production processes, customers and distribution channels. The Company’s long-lived assets are all located in the United States. Accordingly, the Company operates in one segment.
     We sell our products primarily through wholesale distributors and dealers. We recognize revenue generally upon shipment of products to customers. In 2004, one of our largest customers, Harris Corporation, accounted for approximately 19% of net sales. In 2003, Harris accounted for approximately 20% of net sales. Broadcast Supply Worldwide accounted for approximately 8% of our net sales for 2004, and 7% in 2003. Our dependence on a small number of relatively large customers increases the magnitude of fluctuations in our operating results particularly on a period-to-period, or period over period, comparison basis.
     International sales in 2004 and 2003 totaled $8,262,278 and $7,761,388, respectively, or approximately 62% and 63%, respectively, our total sales during those years. Prior to our acquisition of the assets of Dialog4 System Engineering GmbH on January 18, 2002, we required that all export sales be paid in U.S. currency. After the acquisition was completed, we require that sales from our German office be paid in either Euros or United States Dollars. All other export sales are in U.S. currency.
Our export sales by region are as follows:

Region	2004	%	2003	%
Europe	$4,453,434	54%	$3,783,060	49%
Pacific Rim	2,064,585	25	2,511,406	33
Latin and South America	848,466	10	344,713	4
Canada and Mexico	584,072	7	798,980	10
Other	311,721	4	323,229	4

Total	$8,262,278	100%	$7,761,388	100%

11. EMPLOYEE BENEFIT PLANS
     The Company maintains a 401(k) profit sharing plan (the “Plan”) for the benefit of all employees who meet certain eligibility requirements. The Company matches 50% of employee contributions up to a maximum contribution by the Company of 3% of a participant’s annual compensation. Total annual contributions to a participant’s account may not exceed 25% of compensation. Company contributions made to the Plan were $71,916 and $66,812 in 2004 and 2003, respectively.
     On August 24, 2001, the Company’s Board of Directors approved a monthly employee stock purchase plan to be effective September 1, 2001. The plan is offered to substantially all employees, including officers. Employees may purchase the Company’s common stock through payroll deductions not exceeding $250 per week. A non-affiliated dealer on the open market purchases shares at the market price. During 2004 and 2003, the plan purchased 4,069 and 8,036 shares of the Company’s common stock, respectively.
12. GOING CONCERN
     We have reported losses of $1,506,917 and $384,877 during the years ended December 31, 2004 and 2003, respectively. Our financial results have strained our liquidity making it difficult to service our debt with Harman. Under the terms of the debt agreement with Harman in effect prior to our April 2005 restructure of our debt owed to Harman, Harman was able to demand at any time that we immediately pay in full the outstanding balance of our debt. If this had happened, we would have been forced to file for protection under Chapter 11 of the United States Bankruptcy Code. Because of our inability at that time to pay $8.5 million in principal and $1.0 million as of September 30, 2004 in accrued interest to Harman, should payment be demanded, our difficulties in meeting our

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
financing needs and our negative working capital position resulted in our registered independent public accountants adding a “going concern” emphasis paragraph to their report on our financial statements for the years ended December 31, 2003 and 2004 by including a statement that such factors raise substantial doubt about our ability to continue as a going concern.
     The restructure will reduce the company’s debt service to Harman by approximately $824,000 a year. Our previous financial results coupled with the Harman debt service have strained our liquidity. We believe the restructure and reduced debt service will allow the Company to focus on its operations and generate growth.
13. COMMITMENTS
     The Company maintains its principal sales offices and warehouse in leased facilities in San Leandro, California, under an operating lease which expires on December 31, 2006. The lease agreement provides for minimum monthly rental payments ranging from $27,022 to $30,396. The Company is also responsible for the payments of (i) common area operating expenses (as defined), (ii) utilities, and (iii) Real Estate taxes. The Company also maintains its principal corporate offices and facilities in leased facilities in Tempe, Arizona, under an operating lease which expires on December 31, 2009. The Company is also responsible for the payments of (i) taxes and (ii) utilities.
     On November 26, 2003, the Company entered into a lease with a three-year option to purchase the manufacturing and office facilities at 1302 W. Drivers Way, Tempe, AZ. The 60 month lease term commenced on December 1, 2003. We lease 13,008 square feet at a base monthly rental of approximately $9,105. After the initial year of the lease term, the monthly payments increase at a rate of 3 % annually. The option to purchase will be for $1,275,000 after the first 12 months of occupancy, increasing $25,000 each year for the subsequent years. This new Tempe location houses our executive, administrative, sales, manufacturing and research staff.
     Future minimum lease payments relating to the above operating leases at December 31, 2004 are as follows:

Amount
2005	$477,300
2006	495,264
2007	119,400
2008	122,976
2009	10,248

$1,225,188
     Rent expense amounted to $569,976 and $518,135 for the years ended December 31, 2004 and 2003, respectively. The office facility lease in Ludwigsburg, Germany is a month-to-month lease for approximately 750 square feet for $2,700 a month.

CONSOLIDATED CONDENSED BALANCE SHEETS

	June 30,	December 31,
	2005	2004
	(Unaudited)
ASSETS

CURRENT ASSETS:
Cash	$95,793	$108,488
Accounts receivable, trade (net of allowance for doubtful accounts of $33,361 at June 30, 2005 and at December 31, 2004)	689,112	577,571
Inventories	3,309,677	2,372,676
Other current assets	111,929	159,984

Total current assets	4,206,511	3,218,719

PROPERTY, PLANT AND EQUIPMENT, NET	435,451	501,793

OTHER ASSETS:
Goodwill, net	7,476,008	7,476,008
Other	363,633	362,913

	7,839,641	7,838,921

TOTAL	$12,481,603	$11,559,433

CONSOLIDATED CONDENSED BALANCE SHEETS
- continued

	June 30,	December 31,
	2005	2004
	(Unaudited)
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES:
Accounts payable	$1,680,846	$1,228,545
Notes payable to stockholders and related parties	730,000	730,000
Current portion of long-term debt	1,486,291	1,397,627
Accrued salaries and benefits	585,023	506,892
Customer deposits	572,617	244,885
Other accrued expenses and liabilities	840,972	753,466

Total current liabilities	5,895,749	4,861,415

NON-CURRENT LIABILITIES :
Accrued interest	315,362	0
Long-term debt, less current portion	2,995,690	9,009,890

Total Liabilities	9,206,801	13,871,305

STOCKHOLDERS’ EQUITY (DEFICIT):
Preferred stock, $100 par value — authorized, 500,000 shares, none issued Common stock, $.10 par value — authorized, 20,000,000 shares, 7,946,337 and 4,332,533 shares issued and outstanding at June 30, 2005 and December 31, 2004, respectively	794,635	433,254
Additional paid-in capital	8,386,940	5,599,498
Accumulated deficit	(5,906,773)	(8,344,624)

Total stockholders’ equity (deficit)	3,274,802	(2,311,872)

TOTAL	$12,481,603	$11,559,433

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004
NET SALES	$4,374,431	$3,127,863	$7,648,923	$6,419,227
COST OF GOODS SOLD	1,667,166	1,298,984	3,041,093	2,682,241

Gross profit	2,707,265	1,828,879	4,607,830	3,736,986

OPERATING EXPENSES:
Selling, general and administrative	1,685,181	1,444,983	3,048,789	2,689,164
Research and development	372,784	326,344	771,021	701,520
Depreciation	37,391	35,808	76,445	70,724

Total operating expenses	2,095,356	1,807,135	3,896,255	3,461,408

INCOME FROM OPERATIONS	611,909	21,744	711,575	275,578

OTHER (INCOME) EXPENSE
Sundry	(63,354)	9,265	(48,498)	18,875
Gain on debt restructure	(2,041,975)	0	(2,041,975)	0
Interest	98,438	276,191	364,197	557,763

Total other (income) expense	(2,006,891)	285,456	(1,726,276)	576,638

INCOME (LOSS ) BEFORE INCOME TAX	2,618,800	(263,712)	2,437,851	(301,060)

PROVISION FOR INCOME TAXES	0	0	0	0

NET INCOME (LOSS)	$2,618,800	($263,712)	$2,437,851	($301,060)

NET INCOME (LOSS) PER COMMON SHARE - BASIC AND DILUTED	$0.38	($0.06)	$0.44	($0.07)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING

Basic and diluted	6,834,397	4,272,533	5,590,376	4,169,333

See accompanying notes to consolidated condensed financial statements.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Six Months Ended
	June 30,
	2005	2004
OPERATING ACTIVITIES:
Net income (loss)	$2,437,851	($301,060)
Adjustments to reconcile net income (loss) to net cash provided by operating activities Depreciation and amortization	114,393	114,450
Income from debt restructure	(2,041,975)
Stock compensation	0	13,462

Changes in assets and liabilities:
Accounts receivable	(111,541)	185,221
Inventories	(937,001)	(291,199)
Prepaid expenses and other assets	47,335	(39,963)
Accounts payable and accrued expenses	1,288,681	600,849

Net cash provided by operating activities	797,743	281,760

INVESTING ACTIVITIES:
Capital expenditures	(48,051)	(120,957)

Net cash used in investing activities	(48,051)	(120,957)

FINANCING ACTIVITIES:
Proceeds from shareholder advances	53,000	50,000
Repayment of shareholder advances	(53,000)	(75,000)
Principal payments on long-term debt	(762,387)	(191,612)

Net cash used in financing activities	(762,387)	(216,612)

NET DECREASE IN CASH	(12,695)	(55,809)

CASH AT BEGINNING OF PERIOD	108,488	222,631

CASH AT END OF PERIOD	$95,793	$166,822

See accompanying notes to consolidated condensed financial statements.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
(UNAUDITED) — continued

	Six Months Ended
	June 30,
	2005	2004
Supplemental Disclosures of Cash Flow Information

Cash paid for interest	$181,241	$359,390

Supplemental schedule of non-cash operating financing activities:

Common stock issued for compensation	$0	$13,462

Debt settled by issuance of common shares	$4,255,000	$0

See accompanying notes to consolidated condensed financial statements.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
(UNAUDITED)
     The Consolidated Condensed Financial Statements included herein have been prepared by Circuit Research Labs, Inc., pursuant to the rules and regulations of the Securities and Exchange Commission. The Consolidated Condensed Balance Sheet as of June 30, 2005 and the Consolidated Condensed Statements of Operations for the three and six months ended June 30, 2005 and 2004 and the Consolidated Condensed Statements of Cash Flows for the six months ended June 30, 2005 and 2004 have been prepared without audit.
     Certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. The Consolidated Condensed Financial Statements should be read in conjunction with the Consolidated Financial Statements and notes thereto for the fiscal year ended December 31, 2004, which are included this prospectus.
     In the opinion of management, the Consolidated Condensed Financial Statements for the unaudited interim periods presented herein include all adjustments, consisting only of normal recurring adjustments, necessary to present a fair statement of the results of operations for such interim periods. Net operating results for any interim period may not be comparable to the same interim period in previous years, or necessarily indicative of the results that may be expected for the full year.
2. Significant Accounting Policies are as follows:
     a. Net income (loss) per share
     In calculating net income (loss) per share for the three and six months ended June 30, 2005, the effects of 3,015,005 shares relating to options to purchase common stock were not used for computing diluted earnings per share because the results would be anti-dilutive because the option exercise price was greater than the market price of the common stock. For the three and six months ended June 30, 2004, 3,015,005 shares relating to options to purchase common stock were not used for computing diluted net loss per share because the results would be anti-dilutive. Statement of Financial Accounting Standards (“SFAS”) No. 128, “Earnings per Share,” establishes standards for computing and presenting earnings per share. It also requires the dual presentation of basic and diluted earnings per share on the face of the statement of operations. Earnings per share are calculated as follows:

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
(UNAUDITED)— continued

	Three Months Ended			Six Months Ended
	June 30,			June 30,
	2005	2004		2005	2004
Numerator
Net Income (loss)	$2,618,800	($263,712.	)	$2,437,851	($301,060)

Denominator
Weighted average shares	6,834,397	4,272,533		5,590,376	4,169,333

Basic and diluted income (loss) per share	$0.38	($0.06)		$0.44	($0.07)
b. New accounting pronouncements
     SFAS No. 123, (Revised 2004) (SFAS No. 123(R)), Share-Based Payment, was issued in December 2004. SFAS No. 123(R) is a revision of FASB Statement 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance, which allowed companies to use the intrinsic method of valuing share-based payment transactions. SFAS No. 123(R) focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires a public entity with share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on the fair-value method as defined in Statement 123. Pro forma disclosure is no longer an alternative. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. This statement is effective as to the Company commencing with the interim reporting period that begins January 1, 2006.
     As permitted by Statement 123, we currently account for share-based payments to employees using the intrinsic value method and, as such, generally recognize no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)’s fair value method is expected to have an impact on our results of operations, although it will have no impact on our overall financial condition. The impact upon adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future, the valuation model used to value the options and other variables.
     SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4, was issued in November 2004. SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in overhead. Further, SFAS No. 151 requires that allocation of fixed and production facilities overhead to conversion costs should be based on normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for fiscal years beginning after June 15, 2005. We do not expect the adoption of SFAS No. 151 to have a material effect on our results of operations or financial condition.
c. Concentration of Credit Risk
     Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of trade accounts receivables and cash balances in excess of FDIC limits.
     At June 30, 2005, the Company had trade receivables due from one customer representing approximately 37% of the receivable balance. No other customer accounted for more than 10% of receivables at June 30, 2005.
d. Income taxes

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
(UNAUDITED)— continued
     The Company currently has a tax loss carry forward of approximately $7,731,000 which expires through 2024. The net income reported to June 30, 2005 will be offset by the tax loss forward, and no income tax will be due, nor is any income tax expense required to be recorded.
3. INVENTORIES
Inventories consist of the following at June 30, 2005 and December 31, 2004:

	June 30,	December 31,
	2005	2004
	(Unaudited)
Raw materials and supplies	$3,082,977	$2,782,860
Work in process	1,321,042	843,279
Finished goods	715,068	555,947

Total	5,119,087	4,182,086
Less obsolescence reserve	(1,809,410)	(1,809,410)

Inventories, net	$3,309,677	$2,372,676

4. LONG-TERM DEBT

	June 30,	December 31,
	2005	2004
	(Unaudited)
Orban acquisition note to stockholder	$180,000	$180,000
Avocet Instruments, Inc.	27,367	27,367
Dialog4 Engineering GmbH (see Note 6)	882,232	1,386,200
Harman (see Note 5)	3,027,531	0
Solectron GmbH (see Note 6)	227,107	275,527
Vendor notes	129,744	16,979
Employee note	8,000	18,000

Total long-term debt	4,481,981	1,904,073

Less current portion	1,486,291	885,127

Total long-term debt, less current portion	$2,995,690	$1,018,946

     On May 31, 2001, CRL acquired the assets of Avocet Instruments, Inc. for $82,980 plus other costs of $3,350. The remaining unpaid purchase price is being paid in monthly installments of $1,200, including interest at the rate of 5.0% per annum through June 30, 2006. As of June 30, 2005, $27,367 is the balance of the note. The Company has not paid down the loan because it has receivables to offset the debt.
     In the fourth quarter of 2001, the Company converted various trade payables into notes payable and long-term debt totaling $179,903. The existing balance as of June 30, 2005 relating to the conversion in 2001 is $16,979. In the second quarter of 2005 the Company converted an additional $125,562 of trade payables from a single vender into long term debt. As of June 30, 2005 the unpaid portion of all notes payable converted from trade payables is $129,744.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
(UNAUDITED)— continued
Notes payable to stockholders and related parties
     In connection with its acquisition of the assets of Orban in 2000, the Company issued $205,000 in long-term debt to a stockholder in consideration for his role in such acquisition. The note bears interest at 7.5 percent per annum. The Company signed a new promissory note to replace the original note on August 3, 2004 which took effect August 1, 2004 for $180,000, payable on or before July 1, 2007, with interest only payments to be made monthly in arrears at the rate of 10.0% per annum commencing August 1, 2004. This obligation is reported as long-term debt.
     On October 4, 2004 Jayson Russell Brentlinger, a related party lender who is a family member of the Company’s President and CEO, loaned the Company $700,000 in connection with the Harman debt restructure. (see Note 5). The loan bears interest at 11.5% per annum and requires monthly interest-only payments. We are negotiating with the lender concerning the terms of repayment and the possibility of the lender converting the note into preferred or common stock of the Company. No agreement about the terms and conditions of the payment or conversion has yet been completed.
     During June 2003, two stockholders loaned the Company $10,000 and $20,000, pursuant to one-year notes accruing interest at rate of 9.0% per annum. Both notes were due and payable with interest in June 2004. The Company will also issue options to the lenders to purchase an aggregate of 60,000 shares of common stock of the Company for a purchase price of $0.45 per share. These options will be issued in the third quarter of 2005. The proceeds from these notes were used to reduce the accrued and unpaid interest owed to Harman. The two shareholders have verbally agreed to extend the loans and the Company continues to accrue interest under the loans.
     On March 3, 2005 Robert McMartin, the Company’s Vice President and Chief Financial Officer, and Gary Clarkson, the Company’s Vice President and General Manager, loaned the Company $33,000 and $20,000, respectively. These loans were repaid on March 13, 2005. To induce Mr. McMartin and Mr. Clarkson to make the loans, the Company will issue options to purchase two common shares for every dollar loaned.
     On May 25, 2004, Mr. McMartin loaned the Company $50,000 to be applied to reduce the accrued past due interest owed to Harman. The loan was due and paid on August 25, 2004, with interest at a rate of 16.0% per annum. To induce Mr. McMartin to make the loan, the Company granted 2 (two) shares of common stock per dollar loaned. The Company will also issue options to Mr. McMartin to purchase 100,000 shares of common stock of the Company for a purchase price of $0.45 per share. These options will be issued in the third quarter of 2005 as a result of the Harman debt restructure.
     Interest expense on all stockholder and related party loans for the three and six months ended June 30, 2005 was $20,753 and $43,535. Interest expense on stockholder and related party loans for the three and six months ended June 30, 2004 was $2,561 and $4,426.
5 HARMAN
     On May 31, 2000, the Company acquired the assets of Orban, Inc., which was then a wholly owned subsidiary of Harman International Industries, Inc. The assets acquired included the rights to the name “Orban.” We paid the purchase price partially in cash and partially by issuing notes payable to Harman.
     On October 12, 2004, the Company executed a letter agreement with Harman, whereby our indebtedness to Harman, then in an amount of almost $8.5 million plus $1.0 million of accrued but unpaid interest, would be restructured. The definitive agreements were executed on April 29, 2005. The material contracts setting forth the terms of the debt restructure are set forth in a Form 8-K which we filed with the Securities and Exchange Commission on May 4, 2005. The transaction documents provide that the debt restructure will be effective as though it had occurred October 1, 2004 (the beginning of the fiscal period during which the letter agreement was executed).
     The debt restructure transaction reduced our total debt to Harman to just over $3.2 million. In addition, the restructured debt is a long-term obligation, compared to the demand note status of the entire $9.5 million debt (which figure includes $1.0 million of accrued but unpaid interest) prior to the restructure.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
(UNAUDITED)— continued
     In 2004 the Company paid Harman a $1,000,000 principal payment as a condition to restructuring the remaining indebtedness. The funds for this payment came from two sources: (i) $300,000 came from cash generated from Company operations and (ii) $700,000 came from a short term loan from a related party lender who is a family member of the Company’s President and CEO (see Note 4).
     Prior to the debt restructure, our debt to Harman bore interest at a rate of 12.0% per annum. As part of the debt restructure, Harman waived all interest accrued after April 1, 2003 in excess of 6.0% per annum. On September 30, 2004, the accumulated accrued interest before the restructure was $1,012,910, of which $763,380 was waived. The remaining $249,530 of accrued interest was added to the total outstanding principal balance of the Company’s indebtedness to Harman. After giving effect to the $1,000,000 principal payment, the principal amount due Harman by the Company was $7,482,000. Adding the remaining unpaid interest of $249,530 to principal resulted in a total unpaid principal loan balance of $7,731,530 as of September 30, 2004.
     Harman exchanged $2,104,000 of the remaining indebtedness for 2,104,000 shares of the Company’s common stock, which shares Harman then sold to our Company’s President and Chief Executive Officer for $1,000,000. Payment was made by delivery of a promissory note due and payable on September 30, 2007. Harman’s recourse for non-payment under the note is limited to a security interest in the shares purchased.
     Harman exchanged an additional $2,400,000 of indebtedness for additional shares of Company common stock, such that Harman owns approximately 1,509,000 shares, or 19% of the then-outstanding shares of our common stock on a fully diluted basis after giving effect to the transactions described above. If the related party lender who holds the $700,000 note described above elects to convert the note into shares of our common stock, or issued stock options are exercised, we are obligated to issue to Harman as many additional shares as is then necessary to cause Harman to maintain a 19% ownership interest after the entire transaction is completed.
     The remaining $3,227,530 of indebtedness owed to Harman after giving effect to the transactions described above is evidenced by a new note that (i) renews and extends (but does not extinguish) the Company’s indebtedness owing to Harman and (ii) reduces the interest rate on the debt to 6.0% per annum, with interest payable monthly in arrears. Principal repayment of the note is amortized over a five year period, and the final principal payment is due October 12, 2009, the fifth anniversary of the date of the letter agreement referred to above. The Company’s indebtedness to Harman is secured by a security interest covering all of the Company’s assets.
6 DIALOG4
     Dialog4 System Engineering, GmbH, was a German corporation that produced in our industry, including our Codec line of products. We purchased assets of Dialog4 on January 18, 2002. We and Dialog4 had disputes that arose in connection with this transaction. Those disputes were submitted to arbitration in Germany.
     In October 2004, the Arbiter awarded Dialog4 approximately $1.0 million. The Company increased our reserves from $712,000, the amount of principal and interest then due under the Company’s note payable to Dialog4 (see note 4) to $1,393,000. The difference of $681,135 was reported as the resolution of a business acquisition contingency in the third quarter 2004 Statement of Operations. The increase represents the amount awarded by the Arbiter on account of Dialog4’s costs and fees incurred in connection with the arbitration and the amount of a liability to a third party vendor to Dialog4. Dialog4 filed an action in the United States District Court for the District of Arizona (Arizona Litigation) to enforce the arbitration award.
     On March 30, 2005, the Company and Dialog4 agreed upon terms of the settlement of all disputes between them. The Company paid Dialog4 $490,000 on April 15, 2005 and will pay an additional $475,000 one year after the settlement date. The Company also agreed to file, and has filed, with the SEC a registration statement under the Securities Act of 1933 by June 30, 2005. The registration statement covers any sales by Dialog4 of the 1,250,000 shares of stock that the Company issued to it in 2002 in partial payment of the purchase price of assets the Company bought.
     As part of the settlement, the Company agreed to resolve a separate employment dispute being litigated in Germany between Berthold Burkhardtsmaier and the Company. Mr. Burkhardtsmaier agreed to resign from the

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
(UNAUDITED)— continued
Board of Directors of the Company; and the Company agreed to pay him approximately $421,200 in monthly installments of $7,020 for 60 months.
     Dialog4 agreed to the dismissal of the Arizona litigation without prejudice, and when all the terms and conditions of the settlement agreement have been met, Dialog4 and the Company will release each other from any further claims arising out of or related to the Asset Purchase Agreement.
     On August 9, 2002, the Company agreed to purchase all existing inventory of parts related to its Sountainer product from Solectron GmbH for a total price of $829,328, payable in 24 equal monthly installments including interest. Solectron had purchased the inventory pursuant to an agreement with Dialog4 approximately two years prior to the Company’s purchase of the assets of Dialog4. The price was equal to the amount paid by Solectron for the inventory, which the Company expects to realize from future sales of that inventory. The agreement settled a dispute between the Company and Solectron in which Solectron claimed the Company became liable for the obligation of Dialog4 to purchase the inventory when the Company acquired the assets of Dialog4. The Company maintains it did not undertake the obligation of Dialog4, but to settle the dispute, agreed to purchase the inventory, which it will use in the manufacture of Sountainer products.
     On January 20, 2004, the Company renegotiated the terms and agreed to pay monthly installments of principal and interest in the amount of $25,000. The final installment will be due October 15, 2005 in the amount of $15,681. The Company owed Solectron $227,107 as of June 30, 2005 and is current under the existing payment plan. As of June 30, 2005, the Company has cumulatively paid Solectron $487,830 in principal and $72,733 in interest. Charles Jayson Brentlinger, President and CEO of the Company, has also signed a personal guarantee under the revised Settlement Agreement. The Company further agreed to indemnify Mr. Brentlinger should he be required to make any payment under this guarantee. An amount of $233,000 is reported in other assets pending delivery of that amount of inventory by Solectron.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 24. Indemnification of Directors and Officers
     Article 11 of our Articles of Incorporation provides that our directors will not be personally liable to us or our shareholders for monetary damages arising from breach of the fiduciary duties as directors, provided however, that liability shall exist for the following:
•	any breach of the director’s duty of loyalty to our company or its shareholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law;

•	authorization of unlawful payments of dividends or other distributions of our capital stock or unlawful purchases of its capital stock;

•	any transaction from which the director derives an improper personal benefit; or

•	any violation of Arizona law governing directors’ conflicting interest transactions.
This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.
     Sections 10-852 and 10-856 of the Arizona Business Corporation Act (the “ABCA”) require an Arizona corporation, unless limited by its articles of incorporation, to indemnify an officer or director who has prevailed, on the merits or otherwise, in defending any proceeding brought against the officer or director because such person is or was an officer or director of the corporation. The corporation must indemnify the officer or director for reasonable expenses, including attorneys’ fees and all other costs and expenses reasonably related to a proceeding. A “proceeding” includes any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal.
     Section 10-851 of the ABCA permits an Arizona corporation to indemnify an officer or director made a party to a proceeding because such person is or was an officer or director of the corporation. The corporation may indemnify the officer or director against liability incurred in the proceeding if all of the following conditions exist:
•	the officer or director’s conduct was in good faith;

•	the officer or director reasonably believed that his or her conduct was at least not opposed to the best interests of the corporation, or, where the conduct was in an official corporate capacity, that the conduct was in the best interests of the corporation; and

•	in the case of criminal proceedings, the officer or director had no reasonable cause to believe that the conduct was unlawful.
Before discretionary indemnification under section 10-851 may be awarded to a director, the corporation must determine that it is permissible under the circumstances. This determination may be made either:
•	by majority vote of the directors not parties to the proceeding;

•	by special legal counsel selected by majority vote of the disinterested directors, or by majority vote of the board if there are no disinterested directors; or

•	by the shareholders (but shares owned by or voted under the control of directors who are parties to the proceeding are not to be voted).
     Section 10-854 of the ABCA permits a director of an Arizona corporation who is a party to a proceeding, unless the articles of incorporation provide otherwise, to apply to a court of competent jurisdiction for indemnification or for an advance of expenses. The court may order indemnification or an advance if it determines that indemnification is fair and reasonable, even if the director did not meet the prescribed standard of conduct described in section 10-851.
     Section 10-857 of the ABCA allows for a corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer, or is or was serving at the request of the corporation as a director, officer, partner, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of the individual’s status as such, whether or not the corporation would otherwise have the power to indemnify the individual against the same liability under this article.
Item 25. Other Expenses of Issuance and Distribution
     The following table sets forth the expenses which we expect to incur in connection with the registration of the shares of common stock being registered under this registration statement. All of these expenses are estimated:

SEC Registration Fee*	$100
Legal Fees and Expenses*	75,000
Accounting Fees*	50,000
Printing and Engraving Expenses*	10,000
Transfer Agent Fees*	10,000
Miscellaneous Expenses*	19,900

Total*	$165,000

*	Estimated pursuant to Item 511 of Regulation S-B.
Item 26. Recent Sales of Unregistered Securities
     Set forth below is information concerning sales of our common stock within the past three years that were not registered under the Securities Act of 1933, as amended (the “Act”). All such securities are restricted securities and the certificates bear restrictive legends. In each of the transactions for which we assert exemption from registration under Section 4(2) of the Act, the purchaser executed some form of written subscription offer or agreement that contained representations concerning the unregistered nature of the shares, their access to full information regarding the company and the shares, their understanding regarding the restrictions on transfer of the shares and their intent to acquire the shares for investment purposes only and without a view to resale or redistribution of the shares.
     On October 6, 2004, we announced an agreement with Harman International Industries, Inc. to restructure our short-term debt obligations. The restructuring reduced our total debt to Harman to be just over $3.2 million and reclassified the debt from a demand note status to long-term. Harman subsequently agreed to exchange $2,104,000 of the debt for 2,104,000 shares of the Company’s common stock, and then sold all such shares to Jayson Brentlinger, the Company’s President and Chief Executive Officer. Mr. Brentlinger agreed to purchase all such shares for $1,000,000. Payment was made by delivery of a promissory note due and payable on September 30, 2007. In connection with this transaction, we relied on Section 4(2) of the Act.
     On August 10, 2004, Mr. Bill Cowan, an existing shareholder, was issued 20,000 shares of common stock as an inducement to loan the Company $10,000, which was used to reduce the amount of accrued interest on the Harman International Industries obligation. In connection with this transaction, we relied on Section 4(2) of the Act.

     On August 10, 2004, Mr. Bill Gruwell, an existing shareholder, was issued 40,000 shares of common stock as an inducement to loan the Company $20,000, which was used to reduce the amount of accrued interest on the Harman International Industries obligation. In connection with this transaction, we relied on Section 4(2) of the Act.
     On January 18, 2002, our wholly owned subsidiary, CRL Systems, Inc. doing business as Orban, Inc., acquired the assets of Dialog4 System Engineering GmbH, a worldwide leader in ISO/MPEG, audio, ISDN, satellite transmission, networking and storage. Orban/CRL purchased the assets of Dialog4 pursuant to an Asset Sale and Purchase Agreement for $2 million, comprised of 1,250,000 shares of our common stock, valued at $1.00 per share, and $750,000 cash. In connection with this transaction, we relied on the exemption from registration under Section 4(2) of the Act.
     Mr. Phil Zeni, the Company’s executive vice president and chief operating officer and Director, was issued an aggregate of 18,959 shares during the quarter ended March 31 2004. Under his employment contract with the Company, Mr. Zeni’s monthly base compensation is paid to him in shares of stock. The value of the stock for purposes of these payments is the monthly average closing price for the month in which the salary is earned.
     Mr. Robert McMartin, the Company’s vice president and chief financial officer was issued 100,000 shares on May 25, 2004 as inducement to loan the company $50,000, which was used to reduce the amount of accrued interest owed to Harman.
     Mr. Bill Cowan was issued 20,000 shares on August 10, 2004 as inducement to loan the Company $10,000, which was used to reduce the amount of accrued interest to Harman.
     Mr. Bill Gruwell was issued 40,000 shares on August 10, 2004 as inducement to loan the Company $20,000, which was to reduce the amount of accrued interest to Harman.
Item 27. Exhibits
     The following exhibits are filed as a part of this Registration Statement.

Exhibit
Number	Description
2.1	Asset Sale and Purchase Agreement, dated as of November 16, 2001, among Dialog4 System Engineering GmbH, Berthold Burkhardtsmaier, Cornelia Burkhardtsmaier, Friedrich Maier, Circuit Research Labs, Inc. and CRL Systems, Inc. (1)

3.1	Restated Articles of Incorporation of the Company. (2)

3.1a	Articles of Amendment to the Company’s Restated Articles of Incorporation. (2)

3.1b	Articles of Amendment to the Company’s Restated Articles of Incorporation. (2)

3.2	Bylaws of the Company. (3)

5.1	Opinion of Bryan Cave LLP.*

10.1	Circuit Research Labs, Inc CJB Stock Option Plan. (10)

10.2	Asset Sale Agreement, dated as of May 31, 2000, by and between CRL Systems, Inc. and Orban, Inc. (4)

10.3.1	Guarantee and Collateral Agreement, dated as of May 31, 2000, by and between Circuit Research Labs, Inc., as Parent, CRL Systems, Inc., as Borrower, and Orban, Inc., as Lender. (4)

10.3.2	First Amendment to Guarantee and Collateral Agreement by and among Circuit Research Labs, Inc., CRL Systems, Inc, and Harman Pro North America, Inc. dated April 29, 2005. (14)

10.4.1	Credit Agreement, dated as of May 31, 2000, by and between CRL Systems, Inc., as Borrower, and Orban, Inc., as Lender. (4)

10.4.2	Third Amendment to Credit Agreement by and among Circuit Research Labs, Inc., CRL Systems, Inc. and Harman Pro North America, Inc. dated April 29, 2005. (8)

10.5	Employment Agreement, dated as of January 1, 2002, by and between Charles Jayson Brentlinger and Circuit Research Labs, Inc. (6)

Exhibit
Number	Description
10.6	Employment Agreement, dates, as of June 1, 2005, by and between Gary D. Clarkson and Circuit Research Labs, Inc.**

10.7	Employment Agreement, dated as of January 1, 2002, by and between William R. Devitt and Circuit Research Labs, Inc. (6)

10.8	Employment Agreement, dated as of June 1, 2005, by and between Robert W. McMartin and Circuit Research Labs, Inc.**

10.9	Employment Agreement, dated as of January 1, 2002, by and between Greg J. Ogonowski and Circuit Research Labs, Inc. (6)

10.10	Employment Agreement dated as of May 31, 2005 by and between Robert A. Orban and Circuit Research Labs, Inc.**

10.11	Second Amended and Restated Employment Agreement dated as of October 1, 2002 by and between Phillip T. Zeni and Circuit Research Labs, Inc. (7)

10.12	Assumption Agreement by CRL International, Inc. and Harman Pro North America, Inc. dated April 29, 2005. (8)

10.13	Assumption Agreement by Orban Europe GmbH. and Harman Pro North America, Inc. dated April 29, 2005. (8)

10.14	Debt Restructuring Agreement by and among Circuit Research Labs, Inc., CRL Systems, Inc, and Harman Pro North America, Inc. dated April 29, 2005. (8)

10.15	Amended and Restated Secured Promissory Note by CRL Systems, Inc. and Harman Pro North America, Inc. dated April 29, 2005. (8)

10.16	Registration Rights Agreement by Circuit Research Labs, Inc. and Harman Pro North America, Inc. dated April 29, 2005. (8)

10.17	Patent Security Agreement by CRL Systems, Inc. and Harman Pro North America, Inc. dated April 29, 2005. (8)

10.18	Patent Security Agreement by Circuit Research Labs, Inc. and Harman Pro North America, Inc. dated April 29, 2005. (8)

10.19	Settlement Agreement and Release, dated April 15, 2005, between Dialog4 Systems Engineering GmbH, et al. and the Registrant. (9)

10.20	Employment Agreement dated as of June 1, 2005 by and between Rebecca A. Valdez and Circuit Research Labs, Inc.**

10.21	Employment Agreement dated as of June 1, 2005 by and between Patricia Humke and Circuit Research Labs, Inc.**

21.1	Subsidiaries of Circuit Research Labs, Inc. (7)

23.1	Consent of Altschuler, Melvoin and Glasser LLP.*

23.2	Consent of Bryan Cave LLP(Contained in Exhibit 5.1).*

24.1	Power of Attorney (Contained on Signature Page).**

*	Filed herewith.

**	Previous filed.

(1)	Incorporated by reference to the Registrant’s Report on Form 8-K dated February 4, 2002.

(2)	Incorporated by reference to the Registrant’s Registration Statement on Form SB-2 (File No. 333-69712) effective November 13, 2001.

(3)	Incorporated by reference to the Registrant’s Registration Statement on Form S-18 (File No. 2-85779-LA) effective October 14, 1983.

(4)	Incorporated by reference to the Registrant’s Report on Form 8-K/A dated October 12, 2000.

(5)	Incorporated by reference to the Registrant’s Report on Form 10-KSB for the fiscal year ended December 31, 2000.

(6)	Incorporated by reference to the Registrant’s Form 10-KSB for the fiscal year ended December 31, 2001.

(7)	Incorporated by reference to the Registrant’s Form 10-KSB for the fiscal year ended December 31, 2003.

(8)	Incorporated by reference to the Registrant’s Report on Form 8-K dated May 4, 2005.

(9)	Incorporated by reference to the Registrant’s Report on Form 8-K dated April 19, 2005.

(10)	Incorporated by reference to the Registrant’s Registration Statement on Form S-8 (File No 333-50920).
Item 28. Undertakings
           (a) The undersigned Registrant hereby undertakes:
              (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;
     (ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
     (iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement:
          (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
          (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
     In accordance with the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, in the city of Tempe, state of Arizona, on November 9, 2005.

CIRCUIT RESEARCH LABS, INC.

By:	/s/ Charles Jayson Brentlinger

Charles Jayson Brentlinger
President, Chairman of the Board and
Chief Executive Officer
     In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates stated.

Signature	Title	Date
/s/ Charles Jayson Brentlinger	President, Chairman of the Board and	November 9, 2005
Charles Jayson Brentlinger	Chief Executive Officer

/s/ *	Secretary, Vice President and General	November 9, 2005
Gary D. Clarkson	Manager

/s/ *	Director	November 9, 2005
Christopher M. Kampmeier

/s/ *	Vice President and Director	November 9, 2005
Robert A. Orban

/s/ *	Executive Vice President, Chief	November 9, 2005
Phillip T. Zeni, Sr.	Operating Officer and Director

/s/ *	Director	November 9, 2005
Carl E. Matthusen

/s/ Robert W. McMartin	Vice President and Chief Financial Officer	November 9, 2005
Robert W. McMartin	(principal accounting officer)

* By:	/s/ Robert W. McMartin
(Attorney-in-fact for each
person indicated)

S-1

INDEX TO EXHIBITS

Exhibit
Number	Description
2.1	Asset Sale and Purchase Agreement, dated as of November 16, 2001, among Dialog4 System Engineering GmbH, Berthold Burkhardtsmaier, Cornelia Burkhardtsmaier, Friedrich Maier, Circuit Research Labs, Inc. and CRL Systems, Inc. (1)

3.1	Restated Articles of Incorporation of the Company. (2)

3.1a	Articles of Amendment to the Company’s Restated Articles of Incorporation. (2)

3.1b	Articles of Amendment to the Company’s Restated Articles of Incorporation. (2)

3.2	Bylaws of the Company. (3)

5.1	Opinion of Bryan Cave LLP.*

10.1	Circuit Research Labs, Inc CJB Stock Option Plan. (10)

10.2	Asset Sale Agreement, dated as of May 31, 2000, by and between CRL Systems, Inc. and Orban, Inc. (4)

10.3.1	Guarantee and Collateral Agreement, dated as of May 31, 2000, by and between Circuit Research Labs, Inc., as Parent, CRL Systems, Inc., as Borrower, and Orban, Inc., as Lender. (4)

10.3.2	First Amendment to Guarantee and Collateral Agreement by and among Circuit Research Labs, Inc., CRL Systems, Inc, and Harman Pro North America, Inc. dated April 29, 2005. (14)

10.4.1	Credit Agreement, dated as of May 31, 2000, by and between CRL Systems, Inc., as Borrower, and Orban, Inc., as Lender. (4)

10.4.2	Third Amendment to Credit Agreement by and among Circuit Research Labs, Inc., CRL Systems, Inc. and Harman Pro North America, Inc. dated April 29, 2005. (8)

10.5	Employment Agreement, dated as of January 1, 2002, by and between Charles Jayson Brentlinger and Circuit Research Labs, Inc. (6)

10.6	Employment Agreement, dates, as of June 1, 2005, by and between Gary D. Clarkson and Circuit Research Labs, Inc.**

10.7	Employment Agreement, dated as of January 1, 2002, by and between William R. Devitt and Circuit Research Labs, Inc. (6)

10.8	Employment Agreement, dated as of June 1, 2005, by and between Robert W. McMartin and Circuit Research Labs, Inc.**

10.9	Employment Agreement, dated as of January 1, 2002, by and between Greg J. Ogonowski and Circuit Research Labs, Inc. (6)

10.10	Employment Agreement dated as of May 31, 2005 by and between Robert A. Orban and Circuit Research Labs, Inc.**

10.11	Second Amended and Restated Employment Agreement dated as of October 1, 2002 by and between Phillip T. Zeni and Circuit Research Labs, Inc. (7)

10.12	Assumption Agreement by CRL International, Inc. and Harman Pro North America, Inc. dated April 29, 2005. (8)

10.13	Assumption Agreement by Orban Europe GmbH. and Harman Pro North America, Inc. dated April 29, 2005. (8)

10.14	Debt Restructuring Agreement by and among Circuit Research Labs, Inc., CRL Systems, Inc, and Harman Pro North America, Inc. dated April 29, 2005. (8)

10.15	Amended and Restated Secured Promissory Note by CRL Systems, Inc. and Harman Pro North America, Inc. dated April 29, 2005. (8)

10.16	Registration Rights Agreement by Circuit Research Labs, Inc. and Harman Pro North America, Inc. dated April 29, 2005. (8)

10.17	Patent Security Agreement by CRL Systems, Inc. and Harman Pro North America, Inc. dated April 29, 2005. (8)

10.18	Patent Security Agreement by Circuit Research Labs, Inc. and Harman Pro North America, Inc. dated April 29, 2005. (8)

10.19	Settlement Agreement and Release, dated April 15, 2005, between Dialog4 Systems Engineering GmbH, et al. and the Registrant. (9)

Exhibit
Number	Description
10.20	Employment Agreement dated as of June 1, 2005 by and between Rebecca A. Valdez and Circuit Research Labs, Inc.**

10.21	Employment Agreement dated as of June 1, 2005 by and between Patricia Humke and Circuit Research Labs, Inc.**

21.1	Subsidiaries of Circuit Research Labs, Inc. (7)

23.1	Consent of Altschuler, Melvoin and Glasser LLP.*

23.2	Consent of Bryan Cave LLP (Contained in Exhibit 5.1).*

24.1	Power of Attorney (Contained on Signature Page).**

*	Filed herewith.

**	Previous filed.

(1)	Incorporated by reference to the Registrant’s Report on Form 8-K dated February 4, 2002.

(2)	Incorporated by reference to the Registrant’s Registration Statement on Form SB-2 (File No. 333-69712) effective November 13, 2001.

(3)	Incorporated by reference to the Registrant’s Registration Statement on Form S-18 (File No. 2-85779-LA) effective October 14, 1983.

(4)	Incorporated by reference to the Registrant’s Report on Form 8-K/A dated October 12, 2000.

(5)	Incorporated by reference to the Registrant’s Report on Form 10-KSB for the fiscal year ended December 31, 2000.

(6)	Incorporated by reference to the Registrant’s Form 10-KSB for the fiscal year ended December 31, 2001.

(7)	Incorporated by reference to the Registrant’s Form 10-KSB for the fiscal year ended December 31, 2003.

(8)	Incorporated by reference to the Registrant’s Report on Form 8-K dated May 4, 2005.

(9)	Incorporated by reference to the Registrant’s Report on Form 8-K dated April 19, 2005.

(10)	Incorporated by reference to the Registrant’s Registration Statement on Form S-8 (File No 333-50920).